    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 31, 1997

                                                      REGISTRATION NO. 333-18709
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      ------------------------------------


                                AMENDMENT NO. 2

                                       TO
                                    FORM S-2
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                      ------------------------------------

                            NEW WEST EYEWORKS, INC.
             (Exact name of registrant as specified in its charter)

                DELAWARE                                          34-1589514
        (State of incorporation)                     (I.R.S. Employer Identification No.)

        2104 WEST SOUTHERN AVENUE, TEMPE, ARIZONA 85282, (602) 438-1330 (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                                 BARRY J. FELD
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            NEW WEST EYEWORKS, INC.
                           2104 WEST SOUTHERN AVENUE
                              TEMPE, ARIZONA 85282
                                 (602) 438-1330
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                      ------------------------------------

                                WITH COPIES TO:

                MARC C. KRANTZ                               PAUL I. RACHLIN
       KOHRMAN JACKSON & KRANTZ P.L.L.                       ARNOLD & PORTER
       20TH FLOOR, ONE CLEVELAND CENTER                      399 PARK AVENUE
            CLEVELAND, OHIO 44114                        NEW YORK, NY 10022-4690
                (216) 696-8700                                (212) 715-1172

                      ------------------------------------

        Approximate date of commencement of proposed sale to the public:
  As soon as practicable after this registration statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                      ------------------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                            NEW WEST EYEWORKS, INC.

                             CROSS REFERENCE SHEET

                                  PURSUANT TO
                         ITEM 501(b) OF REGULATION S-K

ITEM
 NO.                  FORM S-2 CAPTION                    CAPTION OR LOCATION IN PROSPECTUS
-----  ----------------------------------------------  ----------------------------------------
   1.  Forepart of Registration Statement and Outside
       Front Cover Page of Prospectus................  Forepart of Registration Statement and
                                                       Outside Front Cover Page of Prospectus
   2.  Inside Front and Outside Back Cover Pages of
       Prospectus....................................  Inside Front and Outside Back Cover
                                                       Pages of Prospectus
   3.  Summary Information, Risk Factors and Ratio of
       Earnings to Fixed Charges.....................  Summary; Risk Factors; Not Applicable
   4.  Use of Proceeds...............................  Use of Proceeds
   5.  Determination of Offering Price...............  Not Applicable
   6.  Dilution......................................  Dilution
   7.  Selling Security Holders......................  Principal and Selling Stockholders
   8.  Plan of Distribution..........................  Underwriting
   9.  Description of Securities to Be Registered....  Outside Front Cover Page; Price Range of
                                                       Common Stock and Dividends; Description
                                                       of Capital Stock
  10.  Interests of Named Experts and Counsel........  Legal Matters
  11.  Information With Respect to the Registrant....  The Company; Consolidated Financial
                                                       Statements; Price Range of Common Stock
                                                       and Dividends; Selected Financial And
                                                       Operating Data; Management's Discussion
                                                       and Analysis of Financial Condition and
                                                       Results of Operations
  12.  Incorporation of Certain Information by
       Reference.....................................  Information Incorporated by Reference
  13.  Disclosure of Commission Position on
       Indemnification for Securities Act
       Liabilities...................................  Not Applicable

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED JANUARY 31, 1997

                                NEW WEST EYEWORKS
                                     [LOGO]

                                1,600,000 SHARES
                                  COMMON STOCK

     Of the 1,600,000 shares of Common Stock, par value $0.01 per share (the "Common Stock"), of New West Eyeworks, Inc. (the "Company") offered hereby, 1,000,000 shares are being issued and sold by the Company and 600,000 are being sold by the selling stockholders (the "Selling Stockholders"). The Company will not receive any proceeds from the sale of shares by the Selling Stockholders. See "Principal and Selling Stockholders."

     The Company's Common Stock is quoted on the National Association of Securities Dealers Automated Quotation System SmallCap Market ("NASDAQ") under the symbol "NEWI" and is listed on the Pacific Stock Exchange under the symbol "NWE." The last reported sales price for the Common Stock on NASDAQ on January 30, 1997 was $7.38 per share. See "Price Range of Common Stock and Dividends."


                            ------------------------

                THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.
                 SEE "RISK FACTORS" BEGINNING ON PAGE 5 HEREIN.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

-------------------------------------------------------------------------------------------------------------
                                                                                                PROCEEDS TO
                                      PRICE TO          UNDERWRITING        PROCEEDS TO           SELLING
                                       PUBLIC           DISCOUNT(1)          COMPANY(2)         STOCKHOLDERS
-------------------------------------------------------------------------------------------------------------
Per Share.....................           $                   $                   $                   $
-------------------------------------------------------------------------------------------------------------
Total (3).....................           $                   $                   $                   $
-------------------------------------------------------------------------------------------------------------

(1) Does not include additional compensation paid or payable to the Underwriters. See "Underwriting" for information concerning compensation paid and payable to Fahnestock & Co. Inc. (the "Representative"), indemnification of the Underwriters and other matters.

(2) Before deducting expenses payable by the Company estimated at $525,000, including the Representative's non-accountable expense allowance of $75,000.

(3) The Company and one of the Selling Stockholders have each granted to the Underwriters a 30-day option to purchase up to 120,000 additional shares of Common Stock, solely to cover over-allotments, if any. If the Underwriters exercise this option in full, the total Price to Public, Underwriting Discount, Proceeds to Company, and Proceeds to Selling Stockholders will be
    $               , $               , $               and $               ,
    respectively. The Company will not receive any proceeds from the sale of shares by the Selling Stockholders. See "Principal and Selling Stockholders" and "Underwriting."

                            ------------------------
     The shares of Common Stock are offered by the several Underwriters named herein, subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify the offering and to reject any orders in whole or in part. It is expected that delivery of certificates representing the shares of Common Stock will be made against payment therefor on or about
                 , 1997.

                            ------------------------

FAHNESTOCK & CO. INC.                                    MESIROW FINANCIAL, INC.

                            ------------------------

            The date of this Prospectus is                  , 1997.

[VARIOUS PHOTOGRAPHS OF GLASSES, PEOPLE WEARING GLASSES, PEOPLE MAKING GLASSES AND STORES.]

[MAP OF THE UNITED STATES WITH DOTS SHOWING STORE LOCATIONS.]

[NEW WEST EYEWORKS LOGO WITH THE FOLLOWING TEXT UNDERNEATH: "SELLING QUALITY, FASHIONABLE EYEWEAR AT EVERYDAY VALUE PRICES."]

[NEW WEST EYEWORKS, ALEXIS VISION, VISTA OPTICAL AND LEE OPTICAL LOGOS.]





     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON NASDAQ AND THE PACIFIC STOCK EXCHANGE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON NASDAQ AND THE PACIFIC STOCK EXCHANGE IN ACCORDANCE WITH RULE 10b-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at its regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any part of such material may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a web site (http://www.sec.gov) that contains reports, proxy, and information statements and other information regarding registrants, such as the Company, that file electronically with the Commission. The Company's Common Stock is listed on the Pacific Stock Exchange under the symbol "NWE" and investors may contact the Pacific Stock Exchange at
(415) 393-4252 to arrange to examine similar information at its offices at 301 Pine Street, San Francisco, California 44101.

     The Company has filed with the Commission a registration statement on Form S-2 (together with all amendments, exhibits, schedules and supplements thereto, the "Registration Statement") with respect to the shares of Common Stock offered hereby. This Prospectus, which constitutes part of the Registration Statement, does not contain all of the information contained in the Registration Statement. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement. Statements contained herein concerning the provisions of any contract or other document filed as an exhibit to the Registration Statement or otherwise filed with the Commission are not necessarily complete, and in each instance, reference is made to the copy of such contract or other document as so filed. Each such statement is qualified in its entirety by such reference.

     No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company, any Selling Stockholders or any Underwriter. This Prospectus does not constitute an offer to sell or solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction. Neither the delivery of this Prospectus nor any offer, solicitation or sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company since the dates as of which information is furnished or the date hereof.

                     INFORMATION INCORPORATED BY REFERENCE

     The following documents have been filed by the Company with the Commission and are hereby incorporated by reference into this Prospectus: (1) Annual Report on Form 10-K for the fiscal year ended December 30, 1995; (2) Quarterly Report on Form 10-Q for the quarter ended March 30, 1996; (3) Quarterly Report on Form 10-Q for the quarter ended June 29, 1996; (4) Quarterly Report on Form 10-Q for the quarter ended September 28, 1996; and (5) Current Report on Form 8-K dated June 10, 1996. All other documents and reports filed pursuant to Sections 13(a) or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be made a part hereof from the date of the filing of such reports and documents.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner of Common Stock, to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all documents incorporated herein by reference (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference in the document which this Prospectus incorporates). Requests for such documents should be directed to New West Eyeworks, Inc., 2104 West Southern Avenue, Tempe, Arizona 85282, Attention: Vice President -- Finance and Administration. The Company's executive office telephone number is (602) 438-1330.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus. This Prospectus contains forward-looking statements that involve risks and uncertainties. Statements that are not historical facts, including statements about the Company's confidence in its prospects and strategies and its expectations about expansion into new markets, growth in existing markets, enhanced operating margins or growth in the managed optical care business, are forward-looking statements that involve risks and uncertainties. Actual results and events may differ significantly from those discussed in the forward-looking statements. Factors that might cause a difference include, but are not limited to, those discussed in "Risk Factors." Unless otherwise indicated, the information contained in this Prospectus does not give effect to the exercise of the Underwriters' over-allotment option.

                                  THE COMPANY

     New West Eyeworks, Inc. (the "Company") is a leading specialty retailer of eyewear, operating under the tradenames "Lee Optical" and "Vista Optical." In the western and midwestern United States, the Company operates 146 value-priced optical stores located in malls, strip-shopping centers and Fred Meyer, Inc. ("Fred Meyer") host stores. The Company's everyday value-pricing strategy features its "signature" $59 price point for a wide selection of quality, brand name eyeglasses offered at attractive, convenient locations with professional service. The Company's stores also sell brand name contact lenses and non-prescription sunglasses and offer customers on-site eye examinations by independent optometrists. The Company operates optical laboratory and distribution facilities in Tempe, Arizona and near Portland, Oregon.

     The Company's value-pricing strategy differentiates it from competitors. The Company believes that the economies of scale achieved by operating centralized laboratory and distribution facilities enable it to produce eyewear at a lower per unit cost and to maintain lower capital and inventory investment per sales dollar than optical superstores which operate individual in-store laboratories to offer "one-hour" service to customers. Therefore, the Company believes that chains with in-store laboratories are unable to implement an everyday value-pricing strategy. While certain discount chains have positioned themselves as low-priced eyewear retailers, the Company believes that such chains cannot match the combination of product quality, selection, professional service and mall and strip-shopping center locations offered by the Company. In addition, the Company believes independent retail outlets, which lack economies of scale, cannot match the Company's everyday value-pricing, wide selection and number of locations. The Company also believes that its value-pricing strategy has appeal to today's price-conscious consumer, especially given the current trends toward cost containment in the health care industry.

     At $59 for both the frame and lenses, the Company carries recognizable brand name eyewear, enabling consumers to comparison price shop. The Company also sells brand name contact lenses at similar everyday value prices, featuring daily soft wear lenses for $22 a pair. The Company believes that the success of its value-pricing strategy is demonstrated by (1) its 20 consecutive quarters of positive comparable store sales growth, including an 8.8% increase in 1996 compared to 1995 and a 10.7% increase in its mall and strip-shopping center locations over the same periods, and (2) the Company's increasing number of repeat customers.

     The Company's growth strategy has three major components:

          Emphasize Mall and Strip-Shopping Centers. The Company's expansion plan is to open new mall and strip-shopping center stores where it can market its value-pricing strategy under the "Lee Optical" and "Vista Optical" tradenames. Since completing its initial public offering in December 1993, the Company has embarked on its growth program under which it has opened 40 new stores, 31 of which are located in malls and strip-shopping centers. In addition, during this period, the Company has relocated and remodeled 18 of its stores, eight of which are located in malls and strip-shopping centers. To further improve the Company's operating performance and place increased emphasis on its mall and strip-shopping center locations, the Company closed 28 underperforming stores in the same period, 19 of which were located in Fred Meyer and Smitty's Super Valu, Inc. ("Smitty's") host stores.

          Accelerate Store Opening Program. Upon completion of this offering, the Company plans to accelerate its store opening program with the addition of 20 to 25 stores in 1997, substantially all of which will be in malls and strip-shopping centers. In addition, the Company plans to remodel five of its mall and strip-shopping center stores. The Company will use its modular store design in all of its new, relocated or remodeled stores. The Company believes that its store design optimizes customer appeal, while the use of modular construction reduces store opening and operating costs and substantially shortens new store construction time. The Company's strategy is to improve its market share in existing markets and to expand into new markets by clustering stores in a particular metropolitan area or in smaller adjacent markets. For example, since 1993, the Company has entered new markets in Colorado and Iowa where it has established itself as a leading eyewear retailer.

          Increase Managed Care Sales. Managed care is a substantial and rapidly growing segment of the retail optical business. Under the trade name "Alexis Vision Plan," the Company uses its stores as a managed care network. Alexis Vision Plan provides eyecare benefits through negotiated pricing to members of health maintenance organizations ("HMO"), beneficiaries of health insurance plans and employees of local and state governments and mid-sized to large companies. In 1996, sales generated under the Alexis Vision Plan were $11.4 million (or 26.1% of net sales), a 23.2% increase over 1995. The Company believes that its value-pricing strategy and convenient store locations are key factors in attracting managed care business. As the Company increases its presence within existing markets and expands into new markets, it believes it will be more attractive to managed care administrators because of its additional store locations.

     To support its planned expansion, the Company (1) operates two manufacturing facilities that provide operational flexibility and additional capacity necessary for expansion and facilitate the efficient and timely delivery of eyewear products and customer service, (2) has made substantial investments in information systems, including a manufacturing and distribution system and a fully integrated inventory control, merchandising, and general ledger software system, which provide management with detailed retail sales, manufacturing, financial and administrative data on a timely basis, and (3) uses centralized purchasing to achieve greater leverage with vendors.

     In late 1994, certain Fred Meyer employees went on a strike that lasted for a 12-week period. None of the Company's employees were involved in the Fred Meyer labor dispute and none participated in the Fred Meyer strike. However, reduced customer traffic in all Fred Meyer stores resulted in a material reduction in Company sales at the Fred Meyer host stores. In 1995, it became clear that certain of the Company's stores located in Fred Meyer host stores were permanently damaged by the impact of the 1994 strike. Management, through successful negotiations with Fred Meyer, was able to close eight underperforming stores without lease penalties.


     Total accumulated deficit was $11.3 million, $13.6 million and $13.0 million at December 31, 1994, December 30, 1995 and September 28, 1996, respectively. The Company reported operating losses of $1.3 million and $2.0 million for 1994 and 1995. For the first nine months of 1996, operating income was $1.2 million compared to an operating loss of $438,000 in the comparable 1995 period. The Company will, however, experience an operating loss in the fourth quarter of 1996, as a result of seasonal factors, including severe winter weather in the northwestern United States. The Company believes that it is well positioned to continue its recent improvement in operating results and anticipates that as incremental sales occur the operating leverage provided by its optical laboratory fixed cost structure will enhance operating margins. Finally, the demographic trends of an aging U.S. population are expected to increase demand for prescription eyewear from the current $13.8 billion annual U.S. retail optical market.

                            ------------------------

     The Company's principal executive offices are located at 2104 West Southern Avenue, Tempe, Arizona 85282, and its telephone number is (602) 438-1330.

                                  THE OFFERING


Common Stock offered by the
  Company...........................     1,000,000 shares

Common Stock offered by the Selling
  Stockholders......................     600,000 shares

Common Stock to be outstanding after
  this offering(1)..................     4,763,036 shares

Use of Proceeds.....................     To repay indebtedness, open new stores,
                                         remodel existing stores, and for
                                         general corporate purposes, including
                                         working capital. See "Use of Proceeds."

Risk Factors........................     This offering involves a high degree of
                                         risk. Prospective investors should
                                         review and consider the information set
                                         forth under "Risk Factors."


NASDAQ SmallCap Market Symbol.......     NEWI


Pacific Stock Exchange Symbol.......     NWE
---------------

(1) Does not include (i) options to purchase 400,000 shares of Common Stock under the Company's Amended and Restated Stock Option Plan (of which 183,500 are outstanding); (ii) 156,563 shares of Common Stock issuable upon the exercise of outstanding warrants; and (iii) 650,000 shares of Common Stock issuable upon conversion of the Company's outstanding preferred stock at $8.40 per share. See "Description of Capital Stock."


                      SUMMARY FINANCIAL AND OPERATING DATA

                                                          FISCAL YEAR ENDED(1)                    NINE-MONTHS ENDED
                                               ------------------------------------------   -----------------------------
                                               DECEMBER 25,   DECEMBER 31,   DECEMBER 30,   SEPTEMBER 30,   SEPTEMBER 28,
                                                 1993(2)          1994           1995           1995            1996
                                               ------------   ------------   ------------   -------------   -------------
                                                            (IN THOUSANDS, EXCEPT PER SHARE AND STATISTICAL DATA)
STATEMENT OF OPERATIONS DATA:
Net sales....................................    $ 32,964       $ 37,367       $ 40,033        $31,030         $34,043
Gross profit.................................      15,708         17,692         19,681         15,537          17,196
Operating income (loss)......................        (569)        (1,286)        (1,986)          (438)          1,219
Extraordinary gain...........................       1,674             --             --             --              --
Cumulative effect of change in accounting
  principle..................................         374             --             --             --              --
Net income (loss)............................       1,238         (1,288)        (2,025)          (451)            902
Net income (loss) applicable to holders of
  common stock...............................    $    842       $ (1,616)      $ (2,354)       $  (696)        $   657
                                                  =======        =======        =======        =======         =======
Income (loss) per common and common
  equivalent share:
  Income (loss) before extraordinary gain and
    cumulative effect of change in accounting
    principle................................    $  (0.57)      $  (0.43)      $  (0.63)       $ (0.18)        $  0.18
Extraordinary gain...........................        0.79             --             --             --              --
Cumulative effect of change in accounting
  principle..................................        0.18             --             --             --              --
                                                  -------        -------        -------        -------         -------
Net income (loss) per share..................    $   0.40       $  (0.43)      $  (0.63)       $ (0.18)        $  0.18
                                                  =======        =======        =======        =======         =======
Weighted average number of common and common
  equivalent shares outstanding..............       2,125          3,736          3,763          3,763           3,763
STATISTICAL DATA:
  Net sales growth (3).......................        16.1%          13.4%           7.1%           9.3%            9.7%
  Increase in comparable store sales (4).....        15.0%           6.7%           5.9%           5.6%            9.2%
  Stores open at period beginning............         129            134            150            150             139
  Stores opened during period................           8             21              9              8              10
  Stores closed during period................          (3)            (5)           (20)           (13)             (3)
                                                  -------        -------        -------        -------         -------
  Stores open at period end..................         134            150            139            145             146
                                                  =======        =======        =======        =======         =======
  Type of store at period end:
    Host stores..............................          61             65             51             58              51
    Mall and strip-shopping centers..........          73             85             88             87              95

                                                                                                SEPTEMBER 28, 1996
                                                                                             ------------------------
                                                                                             ACTUAL    AS ADJUSTED(5)
                                                                                             -------   --------------
BALANCE SHEET DATA:
Cash and cash equivalents..................................................................  $   126      $  4,317
Working capital (deficit)..................................................................   (4,924)        1,182
Total assets...............................................................................   12,920        17,111
Notes payable and capital lease obligations................................................    2,368           453
Total stockholders' equity.................................................................    2,609         8,715

---------------

(1) The Company's fiscal year consists of 52 or 53 weeks ending on the last Saturday of the calendar year. The year ended December 31, 1994 consists of 53 weeks, all other years presented consist of 52 weeks.

(2) Net income for the year ended December 25, 1993 includes an extraordinary gain of $1,674,000 or $0.79 per share, that was realized by the Company as a result of the retirement in full of its senior bank debt. See Note 1 of Notes to Consolidated Financial Statements appearing elsewhere in this Prospectus. During the same period, the Company changed its method of accounting for income taxes, resulting in a cumulative effect adjustment of $374,000, or $0.18 per share. See "Change in Accounting Principle" in Note 2 of Notes to Consolidated Financial Statements appearing elsewhere in this Prospectus.

(3) Net sales growth in the first nine months of 1996 would have been 13.3% if prior-year sales from closed retail outlets were excluded from 1995 revenues.

(4) A store becomes comparable after it has been open 52 weeks. Stores that are relocated are not included in the comparable store base.

(5) As adjusted to reflect the sale by the Company of 1,000,000 shares of Common Stock offered hereby at an assumed public offering price of $7.13 per share of Common Stock, and the application of the estimated net proceeds of this offering to reduce the amount outstanding on the Company's revolving line of credit, as of September 28, 1996, as set forth in "Use of Proceeds."

                                  RISK FACTORS


     The Common Stock offered hereby involves a high degree of risk. In addition to the other information contained in this Prospectus, the following factors should be considered carefully in evaluating the Company and its business before purchasing any shares of Common Stock. This Prospectus contains forward-looking statements that involve risks and uncertainties. Actual results and events may differ significantly from those discussed in the forward-looking statements as a result of certain of the risk factors set forth below.


ACCUMULATED DEFICIT AND HISTORICAL OPERATING LOSSES

     Total accumulated deficit was $11.3 million, $13.6 million and $13.0 million at December 31, 1994, December 30, 1995 and September 28, 1996, respectively. The Company reported operating losses of $1.3 million and $2.0 million for 1994 and 1995. The Company had operating income of $1.2 million for the first nine months of 1996, although the Company will incur an operating loss in the fourth quarter of 1996, as a result of seasonal factors, including severe winter weather in the northwestern United States. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Recent Events" and "-- Seasonality and Quarterly Results." There can be no assurance that the Company will remain profitable, or will achieve profits similar to or greater than those achieved in 1996.


RISKS ASSOCIATED WITH EXPANSION



     The growth of the Company is dependent, in large part, upon its ability to open and operate new stores on a timely and profitable basis. Upon completion of this offering, the Company plans to open a total of 20 to 25 new stores in 1997, substantially all of which will be in malls and strip-shopping centers. The Company expects that in the short-term its operating margins may be adversely affected by increased operating costs associated with such new store openings. In addition, no assurance can be given that opening new stores in markets already served by the Company will not adversely impact existing store profitability or reduce comparable store sales. Furthermore, the rate of new store openings is subject to various contingencies, many of which are beyond the Company's control. These contingencies include the Company's ability to secure suitable store sites on a timely basis and on satisfactory terms, the availability of independent optometrists, the ability to attract licensed opticians and other qualified personnel, the Company's ability to successfully integrate new geographic markets into its existing eyewear laboratory, manufacturing and distribution system, and the availability of adequate capital resources. Insufficient capital resources may require the Company to delay, scale back or eliminate its expansion activities. There can be no assurance that the continued expansion of the Company's business will be profitable. See "Business -- Expansion Strategy."


COMPETITION


     The retail eyecare industry is fragmented and highly competitive and historically has been subject to severe price competition. The Company's competitors include large optical store chains and numerous independent retail outlets, opticians, optometrists and ophthalmologists. In addition, the increase in the number of optical units in department store chains and warehouse clubs and the emergence of mail order contact lens replacement services have further increased the Company's competition. Many of the Company's competitors are larger than the Company and have financial and other resources substantially greater than those of the Company. There can be no assurance that competition will not adversely affect the Company's operations in the future. In addition, medical innovations such as surgical laser technology and new drug development may change the nature of the eyecare industry. There can be no assurance that technological innovations will not have a material adverse effect on the Company's operations. See "Business -- Competition."


DEPENDENCE ON FRED MEYER

     Historically, the Company has been dependent upon its relationship with Fred Meyer, in which the Company had 51 stores as of December 28, 1996. The Fred Meyer host stores are generally smaller than the Company's mall and strip-shopping center locations and historically have lower net revenues per store than the

Company's other stores. The Company has a master lease agreement with Fred Meyer, due to expire in April 1998, that grants the Company the right of first refusal to open an optical store in any new Fred Meyer store in which Fred Meyer decides to place an eyewear department. However, Fred Meyer is not required under the master lease agreement to open any future stores or, when new stores are opened, to place an eyewear department in the store. A strike by certain Fred Meyer employees in the third and fourth quarters of 1994 had an adverse impact on the Company. None of the Company's employees were involved in the Fred Meyer labor dispute and none participated in the strike. However, reduced customer traffic in all Fred Meyer stores resulted in a material reduction in Company sales at the Fred Meyer host stores. Although Fred Meyer entered into agreements with the unions representing the striking employees, there can be no assurance that a similar strike in the future will not adversely impact the Company. See "Business -- Expansion Strategy" and "-- Relationship with Host Stores."


MANAGED CARE CONTRACTS


     As an increasing percentage of optometric and ophthalmologic patients are coming under the control of managed care entities, the Company believes that its success will, in part, be dependent upon its ability to negotiate contracts with HMOs, health insurance companies and employer groups. When the Company provides benefits to a managed care customer it does so generally at a small discount from the Company's everyday value prices. The Company competes with some of its largest and best financed competitors, including large optical store chains, for managed care contracts. There can be no assurance that the Company will be able to negotiate satisfactory agreements with managed care providers or maintain its current agreements with managed care providers. Any such failure to obtain satisfactory new agreements or maintain existing relationships may have a material adverse effect on the Company. See "Business -- Managed Care."



RETENTION OF OPTOMETRISTS



     An important element in the Company's expansion plans is the establishment of relationships with optometrists for the Company's new stores. There can be no assurance that the Company will be successful in developing new relationships or maintaining its existing relationships. Any difficulties or delays in securing or maintaining the services of optometrists could have a material adverse effect on the Company. See "Business -- Optical Professionals."


SEASONALITY AND QUARTERLY RESULTS

     The retail eyewear industry is seasonal in nature. The Company has historically incurred and anticipates that it may incur lower net sales and net losses during the fourth quarter of each year because of reduced demand for eyewear during the holiday season. The Company's quarterly results may also fluctuate significantly as a result of a variety of factors, including the timing of new store openings, the net sales contributed by new stores and bad weather. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Recent Events" and "-- Seasonality and Quarterly Results."

DEPENDENCE ON KEY PERSONNEL


     The Company's success depends to a significant extent upon the performance of its senior management team, including Ronald E. Weinberg, Chairman of the Board, and Barry J. Feld, the Company's Chief Executive Officer and President. The loss of services of any of the Company's executive officers could have an adverse impact on the Company. The Company maintains key man life insurance in the amount of $2.0 million on the life of Mr. Feld. The future success of the Company will depend in large part on its continued ability to attract and retain qualified personnel. See "Management."



EFFECT OF GOVERNMENT REGULATION


     The retail optical industry is subject to a variety of federal, state and local laws, regulations and ordinances, including those regarding advertising, location and design of stores, products sold, qualifications and practices of opticians (such as those employed by the Company), and relations between independent optometrists and optical retailers (such as the Company). The state and local legal requirements vary widely among jurisdictions and are subject to frequent change. In addition, the Federal Trade Commission has issued regulations affecting certain aspects of the optical industry, including a requirement that optometrists deliver a copy of optical prescriptions for eyeglasses to patients so that they may select optical dispensers of their choice. Certain products sold by the Company, specifically ophthalmic lenses, contact lenses and contact lens solutions, must comply with quality control standards set by the United States Food and Drug Administration.


     There can be no assurance that a review of the Company's past, present or future business activities by courts or regulatory authorities will not result in determinations that could adversely affect the operations of the Company or that the health care regulatory environment will not change so as to restrict the Company's existing operations or limit the expansion of the Company's business. See "Business -- Government Regulation."


     In addition, numerous health care related legislative proposals have been made in recent years in the United States Congress and various state legislatures. The potential impact of these proposals with respect to the Company's managed optical care business is uncertain, and there is no assurance that the proposals, if adopted, would not have a material adverse impact on the Company.


LIMITATIONS ON UTILIZATION OF NET OPERATING LOSS CARRYFORWARDS


     As of December 30, 1995, for federal income tax purposes, the Company had regular net operating loss ("NOL") carryforwards of $7.7 million and alternative minimum tax ("AMT") NOL carryforwards of $6.9 million which begin to expire in 2006. Under Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), utilization of NOL carryforwards is subject to significant limitations after an "ownership change" as defined in Section 382(g) of the Code, which may result in Federal income taxes being paid earlier than if no such change in ownership had occurred. The Company's initial public offering in 1993 caused the Company to experience an ownership change as defined by Section 382(g) of the Code. As a result, there is an annual limitation of approximately $1.0 million on the amount of NOL carryforwards generated prior to the ownership change which can be utilized to offset the Company's future taxable income. The Company does not currently believe that this offering will result in an ownership change. However, future transactions involving the Company's stock (or rights to acquire such stock) could cause a further ownership change resulting in additional restrictions on the Company's ability to utilize its net operating loss carryforwards after the date of such ownership change. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Net Operating Loss Carryforwards."

ANTI-TAKEOVER PROVISIONS

     Certain provisions of the Company's Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws may be deemed to have anti-takeover effects and may discourage, defer or prevent a change of control of the Company. These provisions (1) classify the Company's Board of Directors into three classes, each of which serves for different three-year periods, (2) provide that only the Board of Directors, the Chairman of the Board or at least 25% of the stockholders of the Company entitled to vote may call special meetings of the stockholders, (3) establish certain advance notice procedures for nomination of candidates for election as directors and for stockholder proposals to be considered at stockholders' meetings and (4) authorize preferred stock, the terms of which may be determined by the Board of Directors and which may be issued without stockholder approval.

CONTROL BY PRINCIPAL STOCKHOLDERS


     Assuming conversion of the Company's convertible 6% cumulative preferred stock, Series A and Series B, par value $1,000 per share (together, the "Convertible Preferred Stock"), and the exercise of all warrants and options that are presently exercisable, officers and directors of the Company and the Selling Stockholders collectively will own approximately 41.5% of the outstanding Common Stock upon the closing of this offering (38.6% if the Underwriters' over-allotment option is exercised in full). Accordingly, if such persons vote their shares of Common Stock in the same manner, they will influence significantly all matters submitted to the holders of Common Stock for approval, including the election of directors and fundamental corporate transactions. In addition, each of the two series of the Convertible Preferred Stock has elected and will be entitled to elect one director to the Company's Board of Directors, and if the Company fails to pay in full six consecutive quarterly dividends, then the holders of the Convertible Preferred Stock will be entitled to vote on all matters submitted to the holders of Common Stock, as if the Convertible Preferred Stock had been converted into Common Stock at a price equal to $8.40 per share (subject to adjustment). There is no assurance that the Company will make the required dividend payments on the Convertible Preferred Stock. If the Company fails to pay in full six consecutive quarterly dividends on the Convertible Preferred Stock, the provisions of the Convertible Preferred Stock granting voting rights to the holders thereof will dilute significantly the voting power of the holders of the outstanding Common Stock. See "Principal and Selling Stockholders" and "Description of Capital Stock -- Convertible Preferred Stock."


SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS; POTENTIAL ADVERSE IMPACT ON MARKET PRICE


     Upon the closing of this offering, the Company will have 4,763,036 shares of Common Stock outstanding. All the directors, officers and beneficial owners of 5% or more of the outstanding Common Stock of the Company have agreed not to offer, sell or otherwise dispose of such shares or any other shares of Common Stock purchased by them directly from the Company after the effective date of this offering, until 180 days after the effective date, without the prior written consent of the Representative. After such date, all such shares may be sold subject to the limitations of Rule 144 of the Securities Act of 1933, as amended (the "Securities Act"). The holders of the Convertible Preferred Stock may convert their shares into 650,000 shares of Common Stock, subject to customary anti-dilution adjustments. In addition, the Company has warrants and options outstanding to purchase up to an aggregate of 340,063 shares of Common Stock, subject to customary anti-dilution adjustments. Certain of the Company's existing stockholders are entitled to certain rights with respect to the registration under the Securities Act of (1) 594,940 outstanding shares of Common Stock, (2) 650,000 shares of Common Stock (subject to adjustment) issuable upon conversion of the Convertible Preferred Stock, and (3) 106,563 shares of Common Stock (subject to adjustment) issuable upon the exercise of outstanding warrants (collectively, the "Registrable Securities"). In the event that the Company proposes to register any of its securities under the Securities Act, either for its own account or the account of other security holders, the holders of Registrable Securities are entitled to have their shares included in such registration, subject to certain marketing and other limitations. In addition, the Mesirow Group (as defined below) and Mr. Weinberg, with respect to 35,655 of his shares, each generally have the right under certain circumstances to require the Company to file one registration statement under the Securities Act to register all or any part of their Registrable Securities, provided that the aggregate offering value of the Registrable Securities is at least $8.0 million. The Company may in certain circumstances defer such registrations and the underwriters have the right, subject to certain limitations, to limit the number of shares included in such registration. Future sales of substantial amounts of Common Stock, or the potential for such sales, could adversely affect prevailing market prices.

LIMITED PUBLIC FLOAT; TRADING; VOLATILITY OF STOCK PRICE


     The Company's Common Stock is quoted on the National Association of Securities Dealers Automated Quotation System SmallCap Market ("NASDAQ") and the Pacific Stock Exchange. While a public market currently exists for the Company's Common Stock, the number of shares in the public market at the completion of this offering will be approximately 3.2 million. Trading volume in the four weeks ended January 24, 1997 averaged 6,177 shares traded per day. Thus, trading of relatively small blocks of stock can have a significant impact on the price at which the stock is traded. In addition, NASDAQ has experienced, and is likely to experience in the future, significant price and volume fluctuations that could adversely affect the market price of the Common Stock without regard to the operating performance of the Company. The Company believes factors such as quarterly fluctuations in financial results, announcements by competitors or changes in securities analysts' recommendations may cause the market price to fluctuate, perhaps substantially. These fluctuations, as well as general economic conditions, such as recessions or high interest rates, may adversely affect the market price of the Common Stock. See "Price Range of Common Stock and Dividends."

NO DIVIDENDS

     The Company has never paid cash dividends on its Common Stock and anticipates that all earnings, if any, in the foreseeable future will be retained to finance the growth and development of its business. Any future dividends will depend on the earnings, capital requirements and financial condition of the Company, and on such other factors as the Company's Board of Directors may consider relevant. In addition, the Company's current revolving line of credit prohibits, and any new financing agreements entered into by the Company may limit or prohibit, the payment of cash dividends on its Common Stock. See "Price Range of Common Stock and Dividends."

DILUTION


     The purchasers of the shares of Common Stock offered hereby will experience immediate and substantial dilution in the amount of $5.62 per share or 78.8%. See "Dilution."


                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of 1,000,000 shares of Common Stock offered by the Company hereby are estimated to be $6.1 million (or approximately $6.9 million if the Underwriters' over-allotment options are exercised in full) assuming a public offering price of $7.13 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company. The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholders.

     The Company expects to use the net proceeds of this offering to reduce the outstanding balance on its revolving line of credit ($2.0 million, including accrued and unpaid interest) and to retire its bridge loan ($354,000, including accrued and unpaid interest). The bridge loan, the proceeds of which were used to fund the Company's store expansion plans, matures on June 2, 1997 and bears interest at a rate equal to the lending bank's prime rate plus 1.5% per annum, payable upon maturity. The revolving line of credit is secured by guarantees from Mesirow Capital Partners V and Mesirow Capital Partners VI, two of the Selling Stockholders, and Ronald E. Weinberg, Chairman of the Board of the Company. The bridge loan is secured by Mr. Weinberg's guarantee. Barry J. Feld, President and Chief Executive Officer of the Company, agreed to share in the obligations of the guarantors on both loans. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Recent Events" and "Certain Transactions." The Company also expects to use approximately $3.5 million to open new stores and remodel existing stores. See
"Business -- Expansion Strategy." The remainder of the net proceeds will be used for general corporate purposes, including working capital. Pending such uses, the Company will invest the net proceeds of this offering in short term, investment-grade, interest-bearing securities.

     The following table sets forth the foregoing use of net proceeds:


                                                                                   APPROXIMATE
                                                                  APPROXIMATE     PERCENTAGE OF
    USE OF PROCEEDS                                                 AMOUNT        NET PROCEEDS
    ---------------                                               -----------     -------------
    New and remodeled stores...................................   $ 3,500,000          57.4%
    Repayment of revolving line of credit......................     2,000,000          32.8
    Repayment of bridge loan...................................       354,000           5.8
    Working capital............................................       246,000           4.0
                                                                   ----------          ----
              Total............................................   $ 6,100,000         100.0%
                                                                   ==========          ====

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     The Company's Common Stock is quoted on NASDAQ under the symbol "NEWI" and is listed on the Pacific Stock Exchange under the symbol "NWE." The following table sets forth the high and low bid information of the Company's Common Stock on NASDAQ for each full fiscal quarter in 1996, 1995 and 1994:

                                                     1996             1995             1994
                                                 ------------     ------------     ------------
    QUARTER ENDED                                HIGH     LOW     HIGH     LOW     HIGH     LOW
    -------------                                ----     ---     ----     ---     ----     ---
    First Quarter..............................    6       4        5 1/2   3 1/8    8 3/8   5 3/4
    Second Quarter.............................    6       5        5 3/4   4 1/8    7 5/8   4 1/2
    Third Quarter..............................    6 3/4   5 1/4    5 1/4   3 1/4    4 3/4   2 3/4
    Fourth Quarter.............................    7 5/8   6        5 1/4   3 7/8    4 3/8   3


     The last sale price of the Company's Common Stock on January 30, 1997 as reported on NASDAQ was $7.38 per share. As of January 15, 1997, there were approximately 30 stockholders of record representing approximately 403 beneficial holders of the Common Stock.


     The Company has never paid cash dividends on its Common Stock and anticipates that all earnings, if any, in the foreseeable future will be retained to finance the growth and development of its business. Any future dividends will depend on the earnings, capital requirements and financial condition of the Company, and on such other factors as the Company's Board of Directors may consider relevant. In addition, the Company's current revolving line of credit prohibits, and any new financing agreements entered into by the Company may limit or prohibit, the payment of cash dividends on its Common Stock.

                                    DILUTION

     At September 28, 1996, the Company had net tangible book value of $2.1 million, or $0.47 per share of Common Stock. Net tangible book value per share represents the Company's tangible assets less total liabilities divided by the number of shares of Common Stock outstanding, assuming conversion of the Convertible Preferred Stock. After giving effect to the sale by the Company of 1,000,000 shares of Common Stock offered hereby at an assumed offering price of $7.13 per share and after deduction of underwriting discounts and commissions and estimated offering expenses (estimated at $1.0 million), the as adjusted net tangible book value of the Company at September 28, 1996 would have been $8.2 million, or $1.51 per share. This represents an immediate increase in net tangible book value of $1.04 per share to existing stockholders and an immediate dilution of $5.62 per share to new investors. The following table illustrates this dilution per share:

               Assumed public offering price per share........             $7.13
               Net tangible book value per share as of
                 September 28, 1996...........................  $ 0.47
               Increase in net tangible book value per share
                 attributable to new investors................    1.04
                                                                ------
               As adjusted net tangible book value per share
                 after the offering...........................              1.51
                                                                           -----
               Dilution per share to new investors............             $5.62
                                                                           =====

                                 CAPITALIZATION

     The following table presents as of September 28, 1996, (1) the actual capitalization of the Company, and (2) the adjusted capitalization of the Company after giving effect to the sale by the Company of 1,000,000 shares of Common Stock offered hereby at an assumed offering price of $7.13 per share and the application of the estimated net proceeds therefrom as described under "Use of Proceeds." This table should be read in conjunction with the more detailed financial data and notes thereto included elsewhere in this Prospectus.

                                                                         SEPTEMBER 28, 1996
                                                                       -----------------------
                                                                                   AS ADJUSTED
                                                                                       FOR
                                                                       ACTUAL       OFFERING
                                                                       -------     -----------
                                                                           (IN THOUSANDS)
SHORT-TERM DEBT AND CURRENT PORTION OF LONG-TERM DEBT AND CAPITAL
  LEASE OBLIGATIONS..................................................  $ 2,133       $   218
                                                                       --------     --------

LONG-TERM DEBT AND CAPITAL LEASE OBLIGATION (LESS CURRENT PORTION)...      235           235
                                                                       --------     --------
STOCKHOLDERS' EQUITY:

  Series A 6% Cumulative Convertible Preferred Stock, $1,000 par
     value, 3,960 shares authorized, issued and outstanding..........    3,960         3,960

  Series B 6% Cumulative Convertible Preferred Stock, $1,000 par
     value, 1,500 shares authorized, issued and outstanding..........    1,500         1,500

  Common stock, $0.01 par value, 5,000,000 shares authorized,
     3,763,036 shares issued and outstanding, 4,763,036 shares issued
     and outstanding on an as adjusted basis.........................       38            48

  Paid-in capital....................................................   10,100        16,196

  Accumulated deficit................................................  (12,989)      (12,989)
                                                                       --------

                                                                                    --------

          Total stockholders' equity.................................    2,609         8,715
                                                                       --------
                                                                                    --------
TOTAL CAPITALIZATION.................................................  $ 4,977       $ 9,168
                                                                       =========   =========

                     SELECTED FINANCIAL AND OPERATING DATA

     The selected financial data presented below under the captions "Statement of Operations Data," "Income (Loss) Per Common and Common Equivalent Share" and "Balance Sheet Data" for the years ended 1991, 1992, 1993, 1994, and 1995, are derived from the Company's annual Consolidated Financial Statements. The selected financial data for the nine months ended September 30, 1995 and September 28, 1996 are derived from the Company's unaudited Consolidated Financial Statements. The unaudited financial statements include all adjustments (consisting only of normal recurring adjustments) which the Company considers necessary for a fair presentation of its financial position and results of operations for the interim period. The operating results for the nine months ended September 28, 1996 are not necessarily indicative of the results that may be expected for the full year. The following data should be read in conjunction with, and are qualified in their entirety by, such Consolidated Financial Statements and related notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the other financial information included elsewhere herein.

                                                            FISCAL YEAR ENDED (1)                            NINE-MONTHS ENDED
                                         ------------------------------------------------------------     -----------------------
                                         DEC. 28,     DEC. 26,     DEC. 25,     DEC. 31,     DEC. 30,     SEPT. 30,     SEPT. 28,
                                           1991         1992       1993 (2)       1994         1995         1995          1996
                                         --------     --------     --------     --------     --------     ---------     ---------
                                                             (IN THOUSANDS, EXCEPT PER SHARE AND STATISTICAL DATA)
STATEMENT OF OPERATIONS DATA:
 Net sales.............................  $24,568      $28,383      $32,964      $37,367      $40,033       $31,030       $34,043
 Gross profit..........................   10,630       13,642       15,708       17,692       19,681        15,537        17,196
 Restructuring expenses (3)............    1,279           --           --           --           --            --            --
 Operating income (loss)...............   (4,786)      (1,312)        (569)      (1,286)      (1,986)         (438)        1,219
 Income (loss) before income taxes,
   extraordinary gain and cumulative
   effect of change in accounting
   principle...........................   (5,417)      (1,846)      (1,279)      (1,288)      (2,025)         (451)        1,074
 Income tax expense (benefit)..........       --           --         (469)          --           --            --           172
 Extraordinary gain....................       --           --        1,674           --           --            --            --
 Cumulative effect of change in
   accounting principle................       --           --          374           --           --            --            --
                                         --------     --------     --------     --------     --------     --------      --------
 Net income (loss).....................   (5,417)      (1,846)       1,238       (1,288)      (2,025)         (451)          902
 Accretion of redeemable preferred
   stock...............................     (100)          --           --           --           --            --            --
 Dividends paid or accrued on
   redeemable preferred stock and
   cumulative convertible preferred
   stock...............................     (291)        (431)        (396)        (328)        (329)         (245)         (245)
                                         --------     --------     --------     --------     --------     --------      --------
 Net income (loss) applicable to
   holders of common stock.............  $(5,808)     $(2,277)     $   842      $(1,616)     $(2,354)      $  (696)      $   657
                                         ========     ========     ========     ========     ========     ========      ========
INCOME (LOSS) PER COMMON AND COMMON
 EQUIVALENT SHARE:
 Loss before extraordinary gain and
   cumulative effect of accounting
   change..............................  $ (4.27)     $ (1.67)     $ (0.57)     $ (0.43)     $ (0.63)      $ (0.18)      $  0.18
 Extraordinary gain....................       --           --         0.79           --           --            --            --
 Cumulative effect of change in
   accounting principle................       --           --         0.18           --           --            --            --
                                         --------     --------     --------     --------     --------     --------      --------
 Net income (loss).....................  $ (4.27)     $ (1.67)     $  0.40      $ (0.43)     $ (0.63)      $ (0.18)      $  0.18
                                         ========     ========     ========     ========     ========     ========      ========
BALANCE SHEET DATA:
 Cash and cash equivalents.............  $   395      $   281      $   163      $ 1,000      $   241       $   127       $   126
 Working capital (deficit).............   (7,406)      (8,260)      (6,917)      (2,354)      (4,984)       (3,433)       (4,924)
 Total assets..........................    9,274        8,372        9,846       11,721       11,734        12,225        12,920
 Notes payable and capital lease
   obligations.........................       --           --          406          259          556           636         2,368
 Total common stock and other
   stockholders' equity (deficit)......   (8,077)     (10,347)      (2,692)       4,276        1,922         3,578         2,609
STATISTICAL DATA:
 Net sales growth (4)..................    (12.3%)       15.5%        16.1%        13.4%         7.1%          9.3%          9.7%
 Increase (decrease) in comparable
   store sales (5).....................    (12.3%)       19.5%        15.0%         6.7%         5.9%          5.6%          9.2%
 Stores open at period beginning.......      143          128          129          134          150           150           139
 Stores opened during period...........        1            3            8           21            9             8            10
 Stores closed during period...........      (16)          (2)          (3)          (5)         (20)          (13)           (3)
                                         --------     --------     --------     --------     --------     --------      --------
 Stores open at period end.............      128          129          134          150          139           145           146
                                         ========     ========     ========     ========     ========     ========      ========
 Type of store at period end:
   Host stores.........................       58           58           61           65           51            58            51
   Malls and strip-shopping centers....       70           71           73           85           88            87            95

---------------
(1) The Company's fiscal year consists of 52 or 53 weeks ending the last Saturday of the calendar year. The year ended December 31, 1994 consists of 53 weeks, all other years presented consist of 52 weeks.

(2) Net income for the period ended December 25, 1993 includes an extraordinary gain of $1,674,000 or $0.79 per share, that was realized by the Company as a result of the retirement in full of its senior bank debt. See Note 1 of Notes to Consolidated Financial Statements appearing elsewhere in this Prospectus. During the same period, the Company changed its method of accounting for income taxes, resulting in a cumulative effect adjustment of $374,000, or $0.18 per share. See "Change in Accounting Principle" in Note 2 of Notes to Consolidated Financial Statements appearing elsewhere in this Prospectus.

(3) During 1991, the Company incurred nonrecurring expenses of $1,279,000 relating to the restructuring of its business, including the write-off of property and equipment and accrual of lease payments at stores and optical laboratories either closed or scheduled for closure.

(4) Net sales growth in the first nine months of 1996 would have been 13.3% if prior-year sales from closed retail outlets were excluded from 1995 revenues.

(5) A store becomes comparable after it has been open 52 weeks. Stores that are relocated are not included in the comparable store base.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Unless otherwise stated, references in this Prospectus to the years 1996, 1995, 1994, and 1993 relate to the fiscal years ended December 28, 1996, December 30, 1995, December 31, 1994, and December 25, 1993, and references to 1996 and 1995 nine month periods relate to the periods ended September 28, 1996 and September 30, 1995. Fiscal years 1995 and 1993 each had 52 weeks, while 1994 had 53 weeks.

OVERVIEW

     Concurrent with the hiring of new management in 1991, the Company implemented its everyday value-pricing strategy, featuring its "signature" $59 price point for a wide selection of quality, brand name eyeglasses (including frame and lenses) offered at attractive, convenient locations with professional service. Since that time, the Company has focused on opening new stores, primarily in malls and strip-shopping centers, entering new geographic markets, improving its operating efficiency, expanding its managed optical care business and establishing the informational and operational infrastructure necessary for further expansion. Simultaneously, the Company closed its underperforming stores which were located primarily in host stores, including eight stores located in Fred Meyer host stores that were negatively impacted by the 1994 strike by Fred Meyer employees.

     The Company believes that the success of its value-pricing strategy is demonstrated by (1) its 20 consecutive quarters of positive comparable store sales growth, including an 8.8% increase in 1996 compared to 1995 and a 10.7% increase in its mall and strip-shopping center locations over the same periods, and (2) the increasing number of repeat customers. Currently, the Company operates 146 stores in 12 western and midwestern states.

     In 1996, the Company opened 10 stores, nine of which are located in malls or strip-shopping centers and one of which is located in a Fred Meyer host store. Evidencing the Company's strategy to expand into new geographic markets, seven of the 10 new stores opened in 1996 were located in the Iowa market, representing the Company's first entry into the midwestern United States. In addition, the Company remodeled or relocated eight stores and closed three stores during this period. With additional capital from this offering, the Company plans to accelerate its store opening program with the addition of 20 to 25 stores in 1997, substantially all of which will be in malls and strip-shopping centers. Opening new stores in markets already served by the Company may adversely impact existing store profitability and reduce comparable store sales, although the Company believes that such new stores will increase its total sales and profitability in such markets.

     The Company's managed optical care business, Alexis Vision Plan, is an increasingly important component of its overall business. In 1996, sales generated by the Alexis Vision Plan, were $11.4 million (or approximately 26.1% of net sales), a 23.2% increase over 1995. There is no assurance that sales generated under the Alexis Vision Plan will continue to increase at all or at the rate of increase of 1995 and 1996.


     Total accumulated deficit was $11.3 million, $13.6 million and $13.0 million at December 31, 1994, December 30, 1995 and September 28, 1996, respectively. The Company reported operating losses of $1.3 million and $2.0 million for 1994 and 1995. The Company had operating income of $1.2 million for the first nine months of 1996, although the Company will incur a net loss in the fourth quarter of 1996, as a result of seasonal factors, including severe winter weather in the northwestern United States. See " -- Recent Events" and
" -- Seasonality and Quarterly Results."


     The Company believes that it is well positioned to continue its recent improvement of operating results and in 1996, expects to report its first full year of operating income since implementing its value-pricing strategy. The Company has established the infrastructure necessary for future growth. To support its planned expansion, the Company (1) operates two manufacturing facilities, (2) has made substantial investments in information systems and (3) uses centralized purchasing. Therefore, the Company believes that as incremental sales occur, from both existing stores and new stores, the operating leverage provided by its optical laboratory fixed cost structure will enhance operating margins. However, because it is the Company's accounting policy to expense pre-opening advertising costs and other store pre-opening expenses as they are incurred, the Company expects that, in the short-term, its operating margins may be adversely affected by increased operating costs associated with new store openings.

RECENT EVENTS

     In December 1996, to fund the Company's store expansion plans, the Company entered into a bridge loan for $350,000 with The Second National Bank of Warren
(Ohio). The loan matures on June 2, 1997 and bears interest at a rate equal to the lending bank's prime rate plus 1.5% per annum, payable upon maturity. The loan is guaranteed by Ronald E. Weinberg, Chairman of the Board. The Company has paid Mr. Weinberg $7,500 in exchange for his guaranty of the loan and has agreed to consider further compensation if the Company fails to repay the loan upon its maturity. Barry J. Feld, President and Chief Executive Officer of the Company, agreed with Mr. Weinberg to share his guaranty obligations. The Company expects to repay the loan in full with the proceeds of this offering. See "Use of Proceeds." Norman C. Harbert, a director of the Company, is also a director of Second Bancorp Inc., the parent holding company of The Second National Bank of Warren (Ohio).

     As of December 28, 1996, the Company was not in compliance with certain financial covenants, including covenants with respect to the Company's tangible net worth, capital ratio and working capital, contained in the revolving line of credit agreement with U.S. Bank of Washington, National Association. The credit agreement was amended effective January 14, 1997, and the Company believes that it is now in compliance with all the covenants contained in the agreement. There can be no assurance that the Company will not require additional waivers in the future or, if required, that the lender will grant them.

     The Company's sales during December 1996 were significantly impacted by severe winter weather in the northwestern United States. Approximately 81 of the Company's 146 retail eyewear stores were either closed or severely impacted by flooding and heavy snowfall in Washington, Oregon and Idaho. As a result of the reduction in December revenues, the Company will incur a net loss in the fourth quarter. The Company's comparable store sales increased 7.1% for the fourth quarter of 1996, when compared with the corresponding prior-year period.

     Based on preliminary unaudited results, net sales for 1996 increased 9.8% to approximately $43.9 million, compared with $40.0 million for the previous year. If sales from retail outlets closed during 1995 are excluded from these results, the Company's revenues would have increased 12.6% (to $43.9 million compared to $39.0 million). The Company's comparable store sales increased 8.8% for 1996 when compared with the previous year, and 10.7% for its mall and strip-shopping center locations over the same periods.

RESULTS OF OPERATIONS

     The following table sets forth for each of the years 1995, 1994, and 1993, and the first nine months of 1996 and 1995 certain selected statement of operations data expressed as a percentage of net sales:

                                                FISCAL YEAR ENDED                      NINE-MONTHS ENDED
                                    ------------------------------------------   -----------------------------
                                    DECEMBER 25,   DECEMBER 31,   DECEMBER 30,   SEPTEMBER 30,   SEPTEMBER 28,
                                        1993           1994           1995           1995            1996
                                    ------------   ------------   ------------   -------------   -------------
STATEMENT OF OPERATIONS DATA:
  Net sales.......................      100.0%         100.0%         100.0%         100.0%          100.0%
  Gross profit....................       47.7           47.3           49.2           50.1            50.5
  Selling, general, and
     administrative expenses......       49.4           50.8           54.2           51.5            46.9
                                        -----          -----          -----          -----           -----
  Operating income (loss).........       (1.7)          (3.5)          (5.0)          (1.4)            3.6
  Interest income.................         --            0.1             --             --              --
  Interest expense................        2.2            0.1            0.1            0.1             0.4
                                        -----          -----          -----          -----           -----
  Income (loss) before income tax
     benefit, extraordinary gain
     and cumulative effect of
     change in accounting
     principle....................       (3.9)          (3.5)          (5.1)          (1.5)            3.2
  Income tax expense (benefit)....       (1.4)            --             --             --             0.6
                                        -----          -----          -----          -----           -----
  Income (loss) before
     extraordinary gain and
     cumulative effect of change
     in accounting principle......       (2.5)          (3.5)          (5.1)          (1.5)            2.6
  Extraordinary gain..............        5.1             --             --             --              --
  Cumulative effect of accounting
     change.......................        1.1             --             --             --              --
                                        -----          -----          -----          -----           -----
  Net income (loss)...............        3.7           (3.5)          (5.1)          (1.5)            2.6
  Preferred stock dividends.......       (1.1)          (0.8)          (0.8)          (0.7)           (0.7)
                                        -----          -----          -----          -----           -----
  Net income (loss) applicable to
     holders of common stock......        2.6%          (4.3)%         (5.9)%         (2.2)%           1.9%
                                        =====          =====          =====          =====           =====

  FIRST NINE MONTHS OF 1996 COMPARED TO FIRST NINE MONTHS 1995

     Net sales increased $3.0 million or 9.7% to $34.0 million during the first nine months of 1996 from $31.0 million during the first nine months of 1995. Revenues during the first nine months of 1995 included $989,000 in sales from unprofitable or underperforming host stores which were closed during 1995. If prior-year sales from these closed retail outlets were excluded from 1995 revenues, the Company would have posted a 13.3% year-to-date improvement in net sales ($34.0 million compared to $30.0 million). The net sales increase in the first nine months of 1996 was primarily attributable to an increase of 9.2% in comparable store sales. The comparable store sales increase was primarily due to increases in eyeglass and contact lens units sold and sales generated under the Alexis Vision Plan, the Company's managed optical care division. The comparable store sales increase in the first nine months of 1996 at the Company's stores in malls and strip-shopping centers was partially offset by a lower rate of comparable store sales growth in the Company's host stores.

     Gross profit increased $1.7 million to $17.2 million during the first nine months of 1996, a 10.7% increase compared to gross profit of $15.5 million during the first nine months of 1995. The gross profit margin improved slightly to 50.5% in the first nine months of 1996 from 50.1% in the first nine months of 1995. This increase was primarily due to increased sales volume which covered more of the fixed cost components of cost of goods sold and was partially offset by increased sales under the Alexis Vision Plan. Consistent with the Company's practice, the Alexis Vision Plan sales are generally at a small discount from the Company's everyday value prices.

     Selling, general and administrative expenses remained steady at $16.0 million during the first nine months of 1996 and the first nine months of 1995. As a percentage of sales, these expenses decreased to 46.9% during the first nine months of 1996, from 51.5% during the first nine months of 1995 as a result of an increase in the Company's sales while the selling, general, and administrative expenses remained steady, and to a lesser extent, reduced advertising expenditures resulting from the Company's changing to a different advertising agency in the fourth quarter of 1995.

     Interest expense increased by $120,000 to $145,000 in the first nine months of 1996 from $25,000 in the first nine months of 1995 as a result of increased capital lease obligations, interest payments on two bridge loans from Mesirow Capital Partners VI, a common and preferred stockholder, and Ronald E. Weinberg, Chairman of the Board, and interest on the line of credit executed in June 1996.

     Income tax expense increased to $172,000 in the first nine months of 1996 compared to no income tax expense in the first nine months of 1995, as a result of increased pre-tax income. The income tax expense for the Company is lower than what the Company would have to pay if it did not have significant NOL carryforwards.

     As a result of the foregoing, net income increased by $1.4 million to $902,000 in the first nine months of 1996 compared to a net loss of $451,000 in the first nine months of 1995.

     Dividends were accrued and paid on the Company's Convertible Preferred Stock in the aggregate amount of $245,000 in the first nine months of 1996 and 1995.

  1995 COMPARED TO 1994

     Net sales increased $2.6 million or 7.1% to $40.0 million in 1995 from $37.4 million in 1994. The net sales increase was primarily attributable to an increase of 5.9% in comparable store sales, which increase was primarily due to increases in units sold and sales generated under the Alexis Vision Plan. The comparable store increase at malls and strip-shopping centers was partially offset by a lower rate of comparable store sales growth in the Company's host stores. This lower host store growth rate is consistent with the Company's historical experience, but in 1995, the Company experienced even lower host store growth because of the lingering effects from the 12 week long strike involving Fred Meyer in 1994 that negatively impacted the Company's stores in Fred Meyer locations in Oregon and Washington. See "Business -- Relationship with Host Stores."

     Gross profit increased $2.0 million to $19.7 million in 1995, an 11.2% increase over gross profit of $17.7 million in 1994. The gross profit margin as a percentage of sales increased to 49.2% in 1995 compared to 47.3% in 1994 as a result of improved lab efficiencies due to increased volume and decreased depreciation expense in 1995. The depreciation expense decreased as a result of the original asset base from the 1988 acquisition being fully depreciated in 1994.

     Selling, general and administrative expenses increased $2.7 million to $21.7 million in 1995 from $19.0 million in 1994. As a percentage of sales, these expenses increased to 54.2% in 1995, from 50.8% in 1994. This increase is primarily due to increased advertising expenses during off-peak seasons and increased administrative and advertising expenses in the effort to revive the strike-impacted Fred Meyer stores, and to a lesser extent, the cost of closing eight of these unprofitable locations.

     A provision for income taxes was not required in 1995 or in 1994 due to the net loss experienced for the year.

     The Company had a net loss of $2.0 million for 1995 compared to a net loss of $1.3 million in 1994, a $700,000 increase. The increased net loss is primarily due to the poor performance of the Fred Meyer host stores in 1995. Despite additional administrative, training and advertising resources, the Company was unable to achieve pre-strike sales levels at these locations. As a result, the Company redirected this portion of the business in late 1995 to include administrative reductions, advertising reductions, and the closing of eight unprofitable Fred Meyer locations. To a lesser extent, the increased net loss in 1995 was the result of the incomplete and ineffective advertising campaign delivered by the Company's new advertising agency during the second selling season of 1995.

     Dividends were accrued and paid on the Company's Convertible Preferred Stock, in the aggregate amount of $329,000 in 1995 compared to $328,000 in 1994.

  1994 COMPARED TO 1993

     Net sales increased $4.4 million or 13.4% to $37.4 million in 1994 from $33.0 million in 1993. The net sales increase was attributable to an increase of 6.7% in comparable store sales, as well as a net of 16 new stores opened during 1994. The comparable store sales increase was primarily due to increases in units sold and sales generated under the Alexis Vision Plan. The comparable store increase at malls and strip-shopping centers was partially offset by a lower rate of comparable store sales growth in the Company's host stores. This lower host store growth rate is consistent with the Company's historical experience, but in 1994, the Company experienced even lower host store growth because of the 12 week long strike involving Fred Meyer that negatively impacted the Company's stores in Fred Meyer locations in Oregon and Washington. See "Business -- Relationship with Host Stores."

     Gross profit increased $2.0 million to $17.7 million in 1994, a 12.6% increase over gross profit of $15.7 million in 1993. The gross profit margin as a percentage of sales decreased slightly to 47.3% in 1994 compared to 47.7% in 1993 as a result of increased sales under the Alexis Vision Plan, which sales are generally made at a small discount from the Company's everyday value pricing.

     Selling, general and administrative expenses increased $2.7 million to $19.0 million in 1994 from $16.3 million in 1993. As a percentage of sales, these expenses increased to 50.8% in 1994, from 49.4% in 1993. This increase is primarily due to increased advertising expenses during off-peak seasons, expensing store pre-opening costs associated with opening 21 new stores, and to a lesser extent, additional costs incurred as a result of being a public company.

     Interest income increased to $53,000 in 1994 from $2,000 in 1993 primarily due to the increased cash balances from the proceeds of the Company's initial public offering.

     Interest expense decreased by $657,000 to $55,000 in 1994 from $712,000 in 1993. The decrease was due to the repayment of the principal and interest on the Company's senior and junior bridge loans. The loans were retired from the proceeds of the initial public offering in December 1993.

     A provision for income taxes was not required in 1994 due to the net loss experienced for the year. An income tax benefit of $469,000 was recorded in 1993 primarily as a result of the extraordinary gain relating to the retirement of debt.

     The Company had a net loss of $1.3 million for 1994 compared to net income of $1.2 million in 1993, a $2.5 million decrease. The decrease was primarily due to a $1.7 million extraordinary gain in 1993, net of incremental costs incurred to effect the debt restructuring and income taxes, as a result of the retirement in full of its senior bank debt and, to a lesser extent, a cumulative effect adjustment resulting from a change in the Company's method of accounting for income taxes in 1993. The Fred Meyer strike, and approximately $300,000 in costs related to closing all 10 of the Company's retail outlets located in the Smitty's host stores, contributed significantly to the decrease of net income in 1994. See Note 1 and Note 2 of Notes to Consolidated Financial Statements appearing elsewhere in this Prospectus.

     Dividends were accrued and paid on the Company's Convertible Preferred Stock, in the aggregate amount of $328,000 in 1994 compared to $396,000 in 1993.

LIQUIDITY AND CAPITAL RESOURCES

     The Company requires liquidity and working capital primarily for operations and the opening of new stores, and, to a lesser extent, management information systems and optical laboratory equipment to support store growth and improve operating efficiencies. The Company's primary sources of funds are cash flow from operations, lease financing of equipment, vendor trade credit, shareholder loans and bank loans.

     In early 1996, to fund the Company's expansion and advertising needs, the Company entered into two bridge loans with Mesirow Capital Partners VI and Mr. Weinberg, totaling $700,000. The loans bore interest at an annual rate of 15% and were secured by a deed of trust on the Company's executive office building and optical laboratory facility in Tempe, Arizona. William P. Sutter, Jr. is an officer of the corporate general partner of Mesirow Capital Partners VI and a director of the Company. The bridge loans were retired with the proceeds of a $2.0 million bank revolving line of credit in June 1996. The revolving line of credit matures on May 31, 1997, and is secured by substantially all of the Company's assets, including the Company's executive office building and optical laboratory in Tempe, Arizona, but excluding furniture, fixtures and equipment. The revolving line of credit bears interest on the principal balance outstanding from time to time at a rate equal to the lending bank's prime rate plus 2.0% per annum, and is due and payable monthly. The interest rate may be reduced to the lending bank's prime rate plus 1.0% per annum if certain financial covenants are met at year end 1996 and at the end of February 1997. The revolving line of credit is also secured by guarantees from Mesirow Capital Partners V, Mesirow Capital Partners VI, and Mr. Weinberg. Barry J. Feld, President and Chief Executive Officer of the Company, agreed to share in the obligations of the guarantors.

     In exchange for the guarantee of the Company's obligations under its revolving line of credit by such officers and shareholders, the Company issued warrants to them to purchase, in the aggregate, 50,000 shares of the Common Stock at a price per share of $6.11, subject to customary anti-dilution adjustments. The value of the warrants, which was determined by independent valuation to be $0.57 per share, is reflected on the September 28, 1996 balance sheet in other assets and paid-in capital and will be amortized over the life of the revolving line of credit.

     The Company was not in compliance with the working capital covenant contained in the revolving line of credit agreement at June 29, 1996 and September 28, 1996. The credit agreement was amended effective October 24, 1996 to bring the Company in compliance with the covenant. See "-- Recent Events."

     Short-term trade credit represents a significant source of financing for inventory. Trade credit arises from the willingness of the Company's vendors to grant payment terms for inventory purchases. Inventory levels increased $356,000 from December 30, 1995 to September 28, 1996, primarily as a result of the opening of a net of seven new stores in the first nine months of 1996, expanded merchandise programs in certain other stores and seasonal buying patterns. Although the Company has negotiated what it believes to be favorable payment terms from its primary vendors, there is no assurance that the Company will obtain such terms in the future. In addition, although the Company has not customarily been able to take advantage of available vendor trade discounts because it has not had sufficient funds, the Company anticipates that after completion of this offering it may take advantage of such discounts. See "Business -- Operations -- Inventory and Suppliers."


     The Company leases all of its retail space and the optical laboratory and distribution facility near Portland, Oregon. Certain retail store leases require payment of base rent and property taxes, expenses for utilities, common area maintenance, and insurance, plus, in many circumstances, additional rent based on sales. Total rent expenses for the Company's retail space and its facility near Portland, Oregon approximated $4.1 million, $5.0 million, and $5.0 million for the periods ending September 28, 1996, December 30, 1995, and December 31, 1994, respectively, including $818,000, $889,000, and $930,000, respectively, for additional rent based on sales. The Company owns its executive offices and optical laboratory and distribution facility in Tempe, Arizona, subject to a deed of trust under the Company's revolving line of credit.


     Although operating income was $1.2 million in the first nine months of 1996 compared to a $438,000 operating loss in 1995, the Company had net cash used in operating activities of $372,000 in the first nine months of 1996 compared to net cash from operating activities of $294,000 in the first nine months of 1995. The change was primarily attributable to a $505,000 decrease in accounts payable in the first nine months of 1996 compared to a $1.3 million increase in accounts payable during the same period in 1995, and an $819,000 decrease in accrued expenses in the first nine months of 1996 compared to a $295,000 decrease in accrued expenses during the same period in 1995. Net cash from operating activities was $722,000 in 1995 compared to $733,000 in 1994. This slight decrease was primarily attributable to the increase in the net operating loss, exclusive of non-cash charges, offset by an increase in accounts payable and accrued expenses.

     Cash flows used in investing activities, primarily for store expansion, renovation and relocation, were $1.3 million in the first nine months of 1996 and $1.4 million in the first nine months of 1995. Cash flows used in investing activities were $1.5 million in 1995 compared to $3.2 million in 1994. This decrease reflects a decrease in the number of new stores opening in 1995.

     Cash flows from financing activities were $1.6 million in the first nine months of 1996 compared to $213,000 in the comparable 1995 period. Cash flows from financing activities in the first nine months of 1996 reflect the establishment of the revolving line of credit. Cash flows from financing activities were $51,000 in 1995 compared to $3.3 million in 1994. The 1994 cash flow reflects the $8.6 million in net proceeds of the Company's initial public offering, partially offset by the Company's repayment of $3.2 million to retire, and pay accrued interest on, the then outstanding senior and junior bridge loans, and the Company's payment of $1.8 million to redeem its remaining old senior redeemable 6% cumulative preferred stock, par value $1,000 per share, and pay accrued dividends and interest on the Company's old Series A junior redeemable 6% cumulative preferred stock, par value $1,000 per share. The debt repayments on the senior and junior bridge loans were made to Mesirow Capital Partners II, Mesirow Capital Partners III, Mesirow Capital Partners IV, and Mesirow Capital Partners V and Mr. Weinberg, all of whom are shareholders of the Company.

     On August 17, 1995, the Company sold certain equipment for an aggregate sales price of $505,000 and simultaneously leased the equipment back over a term of three years with monthly payments of $16,000. The sale was recorded as a financing transaction with no associated gain or loss recognized. The equipment includes modular fixtures, optical equipment and manufacturing equipment purchased by the Company in late 1994 and early 1995.

     The Company anticipates opening 20 to 25 new stores in 1997. Assuming the Company opens 25 new stores in 1997, including 24 new stores in malls and strip-shopping centers and one new store within a Fred Meyer host store, the Company expects that the costs of these new stores, including furniture, fixtures, leasehold improvements, inventory and optometric equipment, will be approximately $3.0 million. Actual costs will vary based upon, among other matters, geographic location, the size of the store and the extent of the build-out required at the selected site. The Company also plans to spend approximately $500,000 to remodel certain of its existing mall and strip-shopping center stores.

     The Company anticipates renegotiating the revolving line of credit prior to its expiration on May 31, 1997, or obtaining other comparable financing. There can be no assurance that the Company will be able to renegotiate the revolving line of credit on terms acceptable to the Company, or that the Company will be able to obtain other financing. However, the Company does not believe that extending the revolving line of credit or obtaining other financing is necessary for its current expansion plans and immediate working capital needs. The Company believes that the net proceeds from this offering, cash flow from operations and existing capital lease financing will be sufficient to fund its working capital needs and store expansion and renovation program for at least the next 12 months.

NET OPERATING LOSS CARRYFORWARDS

     As of December 30, 1995, for federal income tax purposes, the Company had regular NOL carryforwards of $7.7 million and AMT NOL carryforwards of $6.9 million that begin to expire in 2006. Under Section 382 of the Code, utilization of NOL carryforwards is subject to significant limitations after an "ownership change" as defined in Section 382(g) of the Code, which may result in Federal income taxes being paid earlier than if no such change in ownership had occurred. The Company's initial public offering in 1993 caused the Company to experience an ownership change as defined by Section 382(g) of the Code. As a result, there is an annual limitation of approximately $1.0 million on the amount of NOL carryforwards generated prior to the ownership change which can be utilized to offset the Company's future taxable income. The Company does not currently believe that this offering will result in an ownership change. However, future transactions involving the Company's stock (or rights to acquire such stock) could cause a further ownership change resulting in additional restrictions on the Company's ability to utilize its net operating loss carryforwards after the date of such ownership change.

     At December 30, 1995, the Company had deferred tax assets of approximately $3.5 million relating to the future tax benefits attributable to its NOL carryforwards and other deductible items. As a result of historical operating losses, the Company had fully reserved its deferred tax assets as of December 30, 1995. The Company will consider reducing this reserve once profitable operations have been sustained.

SEASONALITY AND QUARTERLY RESULTS

     Historically, the Company's operations have been seasonal, with the highest sales in a given year occurring first in February, March and April and then in August, September and, to a lesser extent, in October. The Company has historically incurred and anticipates that it may continue to incur lower net sales and net losses during the Company's fourth quarter because of reduced demand for eyewear during the holiday season.

     The Company's results of operations may also fluctuate from quarter to quarter as a result of the amount and timing of sales contributed by new stores, the integration of new stores into the operations of the Company, as well as other factors, including bad weather. The addition of a large number of new stores can therefore significantly affect quarterly results of operations.

     The following table presents certain unaudited financial data for the first three quarters of 1996 and all of 1995 and 1994. The quarterly results set forth below are not necessarily indicative of results for any future period. The Company believes that the amounts stated below including all adjustments (consisting only of normal reoccurring adjustments) necessary to present fairly and in accordance with generally accepted accounting principles the following selected quarterly information when read in conjunction with the Company's Consolidated Financial Statements included elsewhere in this Prospectus.

                                      1994                                    1995                               1996
                      -------------------------------------   -------------------------------------   ---------------------------
                       FIRST    SECOND     THIRD    FOURTH     FIRST    SECOND     THIRD    FOURTH     FIRST    SECOND     THIRD
                      QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER
                      -------   -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
                                                    (IN THOUSANDS, EXCEPT PER SHARE AND STORE DATA)
Net sales...........  $9,621    $9,242    $9,520    $8,984   $10,815   $10,127   $10,088    $9,003   $11,504   $10,865   $11,674
Gross profit........   4,686     4,489     4,555     3,962     5,551     5,153     4,834     4,143     5,704     5,436     6,056
Operating income
  (loss)............     320      (238)     (259)   (1,109)      466      (114)     (790)   (1,548)      583       220       416
Net income (loss)...     219      (170)     (249)   (1,088)      329       (65)     (715)   (1,574)      443       152       307
Net income (loss)
  applicable to
  holders of common
  stock.............  $  137    $ (251)   $ (330)   $(1,172)  $  248    $ (148)   $ (796)   $(1,658)  $  362    $   71    $  224
                      ======    ======    ======    ======    =======   =======   =======   =======   =======   =======   =======
Net income (loss)
  per common and
  common equivalent
  shares............  $ 0.04    $(0.07)   $(0.09)   $(0.31)   $ 0.07    $(0.04)   $(0.21)   $(0.45)   $ 0.10    $ 0.02    $ 0.06
                      ======    ======    ======    ======    =======   =======   =======   =======   =======   =======   =======
Stores open at
  period end........     141       147       149       150       151       144       145       139       141       145       146

---------------

(1) All quarters presented are 13 week quarters with the exception of the fourth quarter of 1994 which contained 14 weeks.

INFLATION

     The Company believes that the relatively moderate rate of inflation over the past few years has not had a significant effect on its results of operations.

                                    BUSINESS

GENERAL

     The Company is a leading specialty retailer of eyewear, operating under the tradenames "Lee Optical" and "Vista Optical." In the western and midwestern United States, the Company operates 146 value-priced optical stores located in malls, strip-shopping centers and Fred Meyer host stores. The Company's everyday value-pricing strategy features its "signature" $59 price point for a wide selection of quality, brand name eyeglasses offered at attractive, convenient locations with professional service. The Company's stores also sell brand name contact lenses and non-prescription sunglasses and offer customers on-site eye examinations by independent optometrists. The Company operates optical laboratory and distribution facilities in Tempe, Arizona and near Portland, Oregon.

     The Company's value-pricing strategy differentiates it from competitors. The Company believes that the economies of scale achieved by operating centralized laboratory and distribution facilities enable it to produce eyewear at a lower per unit cost and to maintain lower capital and inventory investment per sales dollar than optical superstores which operate individual in-store laboratories to offer "one-hour" service to customers. Therefore, the Company believes that chains with in-store laboratories are unable to implement an everyday value-pricing strategy. While certain discount chains have positioned themselves as low-priced eyewear retailers, the Company believes that such chains cannot match the combination of product quality, selection, professional service and mall and strip-shopping center locations offered by the Company. In addition, the Company believes independent retail outlets, which lack economies of scale, cannot match the Company's everyday value pricing, wide selection and number of locations. The Company also believes that its value-pricing strategy has appeal to today's price-conscious consumer, especially given the current trends toward cost containment in the health care industry.

EXPANSION STRATEGY

     The Company's expansion plan is to open new mall and strip-shopping center stores where it can market its value-pricing strategy under the "Lee Optical" and "Vista Optical" tradenames. Since completing its initial public offering in December 1993, the Company has embarked on its growth program under which it has opened 40 new stores, 31 of which are located in malls and strip-shopping centers. In addition, during this period, the Company has relocated and remodeled 18 of its stores, eight of which are located in malls and strip-shopping centers. To further improve the Company's operating performance and place increased emphasis on its mall and strip-shopping center locations, the Company has closed 28 underperforming stores in the same period, 19 of which were located in Fred Meyer and Smitty's host stores.

     Upon completion of this offering, the Company plans to accelerate its store opening program with the addition of 20 to 25 new stores in 1997, substantially all of which will be located in malls and strip-shopping centers. Assuming the Company opens 25 new stores in 1997, including 24 new stores in malls and strip-shopping centers and one new store within a Fred Meyer host store, the Company expects that the costs of these new stores, including furniture, fixtures, leasehold improvements, inventory and optometric equipment, will be approximately $3.0 million. Actual costs will vary based upon, among other matters, geographic location, the size of the store and the extent of the build-out required at the selected site. In addition to opening new stores, the Company may relocate stores within a mall or strip-shopping center if sites become available with better traffic patterns and better merchandising opportunities. In 1997, the Company plans to remodel five of its mall and strip-shopping center stores at an estimated cost of approximately $500,000.

     The Company will use its modular store construction design in all of its new, relocated or remodeled stores. The Company believes that its use of modular store construction reduces store opening and operating costs and substantially shortens the time required to construct new stores or remodel existing ones.

     The Company's strategy is to improve its market share in existing markets and to expand into new markets by clustering stores in a particular metropolitan area or in smaller adjacent markets. For example, since 1993, the Company has entered new markets in Colorado and Iowa where it has established itself as a leading eyewear retailer. The Company believes that by clustering stores it can obtain economies of scale with respect to advertising, distribution and management costs as well as attract additional managed care business. As incremental sales occur, the Company anticipates that these economies, as well as its optical laboratory fixed cost structure, will enable it to enhance its operating margins. In its new markets, the Company expects that all of its stores will be operated under the trade name "Vista Optical."


     The Company will consider opportunistic acquisitions of small retail optical chains or independent retail optical outlets if such acquisitions enable the Company to improve its market share in existing markets or expand into new markets. There can be no assurance that any definitive acquisition agreements will be reached or, if entered into, that any acquisitions will be successful. The Company has no outstanding commitments or agreements regarding any acquisitions.


     To evaluate the suitability of potential markets, the Company performs a demographic and competitive analysis. Potential store site selection criteria include market demographics, traffic count, the retail mix of a mall or strip-shopping center, location within the mall or center, overall retail activity of the area and proposed lease terms.

     The Company intends to lease all new store locations under multi-year leases. The time required to open a store after signing a lease depends primarily upon the landlord's ability to deliver the premises to the Company. Upon acceptance of the premises from the landlord, the Company expects, with the use of its modular construction store design, to be able to open a store generally within three to five weeks. See "Operations -- Store Locations and Layout."

MERCHANDISING AND MARKETING

     The Company's merchandising and marketing strategy focuses on the following key concepts: (1) selling quality, brand name eyewear at everyday value prices;
(2) offering a wide selection of eyewear products in each of its stores; (3) using a variety of media, such as television, direct mail, newspaper and yellow page advertising, to differentiate it from competitors and to create general consumer awareness and traffic in its retail stores; and (4) providing knowledgeable and personalized customer service.

     Value-Pricing. The Company's merchandising focuses on offering quality, brand name eyewear at everyday value prices. Beginning in September 1991, the Company set a $59 price point for single vision, plastic lens eyeglasses (including both the frame and lenses), enabling consumers to comparison price shop. "Single vision" eyewear refers to a non-bifocal prescription. Additional pairs of single vision, plastic lens eyeglasses purchased on the same store visit with the same prescription are sold for $49. The Company also features similar value pricing for contact lenses with daily wear, soft lenses at $22 a pair. The Company expects to maintain its $59 eyeglass price point for the foreseeable future.

     Wide Selection of Eyewear Products. Each store carries a selection of 650 to 1,200 frames, depending on the size and type of store. The Company continually analyzes sales of its frames to keep its stores stocked with a wide selection of the latest in eyewear fashion and a proper assortment of styles, colors, and sizes. Approximately 65% of each store's inventory consists of frames that are sold at the $59 price point, and in 1996, approximately 80% of the Company's eyeglass unit sales were at the $59 price point. The balance of each store's inventory is distributed among higher-priced frames, including recognized designer brand names that are sold at price points ranging from $79 to $149 complete with single vision, plastic lenses. The result is that the Company's customers are offered a broad selection at the $59 price point with the opportunity to purchase higher-priced designer frames, many of which the Company believes are sold at lower prices than at chains offering "one-hour" service to customers. The Company also believes that its value pricing is conducive to multiple sales.

     At its $59 price point, the Company carries recognizable brand name eyewear, such as REM, St. Moritz, Zimco and Limited Editions. Designer frames carried by the Company include Anne Klein, Liz Claiborne, Stetson, Logo of Paris, Perry Ellis and Sophia Loren. The Company sells gas permeable and soft contact lenses, including daily wear, flexible wear and disposable lenses manufactured by such nationally-recognized eyewear companies as Bausch & Lomb, Inc., Ciba-Vision Corporation, Johnson & Johnson and Wesley-Jessen. The Company does not buy close-out or discontinued inventory.

     The Company also offers several different types of eyeglass lenses, such as, progressive, transition, bi-focal, polycarbonate and hi-index lenses, as well as other eyeglass options, including fashion tints, ultraviolet protection, anti-reflective coatings and scratch resistance. In keeping with its value-pricing strategy, the Company offers these options at prices ranging from $15 for options, such as tints or scratch resistance, to $80 for transition lenses. For multiple pair purchases, the customer is offered a package of three options on all additional pairs for free.

     Advertising. The Company uses a variety of media, such as television, direct mail, newspaper and yellow page advertising, to differentiate it from competitors and to create general consumer awareness and traffic in its retail stores. The primary emphasis of the Company's advertising is to inform consumers that they can spend less and still receive quality, brand name eyewear.

     The Company has developed management information systems to quickly evaluate the effectiveness of advertising and target its advertising expenses accordingly. Historically, the Company has concentrated its advertising expenditures in its peak selling seasons of March and April, and again in August and September. However, the Company has increased its advertising expenditures during its off-peak seasons and in its existing and new markets where sufficient stores are clustered to support additional advertising. There is no assurance that the Company's advertising will be effective.

     The Company was not satisfied with the results of the incomplete and ineffective advertising campaign delivered by the Company's advertising agency during the second selling season of 1995. The Company has replaced the agency responsible for this campaign and has refocused its advertising campaign on the Company's core message of informing consumers that they can spend less and still receive quality, brand name eyewear.

     Customer Service. The Company believes that providing knowledgeable and personalized customer service is essential to its success. The Company has employee training programs designed to continually upgrade the technical optical skills and retail selling techniques of its sales associates. See "Operations-- Personnel and Training." Stores are open during hours that are convenient for customers, generally from 10 a.m. to 9 p.m. All stores are open on Saturdays and most are open on Sundays.


     The Company's return policy and its service agreement program are also designed to ensure customer satisfaction. Within 30 days, if a customer is dissatisfied with a choice of eyeglasses, the Company will exchange them for a new pair of comparable value, at no additional charge. Historically, the Company's merchandise return rate has not been significant. As an additional option to its customers, the Company offers an eyeglass service agreement that can be purchased for $20. Under the service agreement, all frames or eyeglass lenses that break within one year are replaced free of charge. In addition, the customer is entitled to a $10 discount on any pair of eyeglasses purchased during the service agreement year. For customers who need eyewear quickly, the Company offers for $10 a guaranteed express service that delivers eyewear within 48 hours.


MANAGED CARE


     Managed care is a substantial and rapidly growing area of the retail optical business. Under the tradename "Alexis Vision Plan," formerly American Vision Plan, the Company uses its stores as a managed care network. The Company markets Alexis Vision Plan to managed care administrators at HMOs and health insurance plans and to local and state governments and mid-sized to large companies that offer eyecare benefits to their employees. When the Company provides benefits to members of an HMO, beneficiaries of a health care insurer or employees of a government or company, the covered participants may use their eyecare benefits at the Company's stores, generally at a small discount from the Company's everyday value prices. Because of the Company's value pricing, participants will typically be eligible for greater eyecare benefits at the Company's stores than at other eyecare providers participating in managed care programs. The Company believes that the additional customer traffic generated under the Alexis Vision Plan, including family members of the covered participants, and purchases by covered participants beyond their eyecare benefits, more than offsets the reduced gross margins generated under the Alexis Vision Plan.

     In 1996, sales generated under the Alexis Vision Plan were $11.4 million (or 26.1% of net sales), a 23.2% increase over 1995. In 1996, the Company continued to enter into new managed care agreements in its existing and new markets.

     The Company believes that its value-pricing strategy and convenient store locations are key factors in attracting managed care business. As the Company increases its presence within existing markets and expands into new markets, it believes it will be more attractive to managed care administrators because of its additional store locations. The Company also believes that Alexis Vision Plan will further benefit from the trend in the health care industry toward managed care as a means to better manage health care costs.

OPERATIONS

     Store Locations and Layout. The Company's stores are located in regional malls, strip-shopping centers and leased departments within Fred Meyer host stores. In Arizona and Utah, the Company's stores are operated under the tradename "Lee Optical" and in other states as "Vista Optical." In its new markets, the Company expects that all of its stores will be operated under the tradename "Vista Optical."

     The following table sets forth the Company's stores by location and type as of December 28, 1996:

    LOCATION                           NUMBER     TYPE                               NUMBER
    --------                           ------     ----                               ------
    Washington.......................     39      Regional Malls...................     74
    Oregon...........................     31      Fred Meyer Host Stores...........     51
    Arizona..........................     28      Strip-Shopping Centers...........     21
    Colorado.........................     13
    Idaho............................     11
    Alaska...........................      9
    Iowa.............................      6
    Montana..........................      3
    New Mexico.......................      2
    Wyoming..........................      2
    Illinois.........................      1
    Utah.............................      1
                                       ------
      Total..........................    146      Total............................    146
                                       ======                                        ======

     The Company's typical mall location ranges from 700 to 1,500 square feet, and the typical Company store in a strip-shopping center ranges from 700 to 1,200 square feet. The ideal size for the Company's modular design store is approximately 1,000 square feet. The Fred Meyer host store locations range from 400 to 800 square feet, with the ideal size for the host store modular design being 700 square feet. The Company believes that its use of modular store construction reduces store opening and operating costs and substantially shortens the time required to construct new stores or remodel existing ones. The Company will use its modular store design in all of its new, relocated or remodeled stores.

     Each of the Company's stores has separate areas for merchandise display, customer service and an independent optometrist to perform eye examinations. The Company continuously enhances its store design to optimize customer appeal. In 1997, the Company plans to introduce a new store design in its new and remodeled stores, including new store colors, improved lighting, enhanced eyeglass frame displays and wood floors, as well as other improvements in store fixtures and furniture.

     Manufacturing and Distribution. To produce prescription eyeglasses and to distribute eyeglasses, contact lenses and other products to the Company's stores, the Company operates two optical laboratory and distribution facilities located in Tempe, Arizona and Clackamas, Oregon, which is near Portland. The laboratories provide grinding, polishing, cutting, edging, tempering, tinting and coating for prescription lenses that are custom fitted to eyeglass frames in the size and style selected by the customer. The two facilities produce approximately the same number of eyeglasses. In 1995, the Company expanded its distribution facility in Clackamas, Oregon, to include the distribution of contact lenses to better service its customers in the northwest. Previously, all contact lenses were distributed out of the Tempe location. The Company believes that having two facilities provides it with the operational flexibility and additional capacity for expansion and facilitates the efficient and timely delivery of eyewear products and customer service.


     The Company has made substantial investments in information systems, including a manufacturing and distribution system and a fully integrated inventory control, merchandising, and general ledger software system, which provide management with detailed retail sales, manufacturing, financial and administrative data on a timely basis. The Company believes that these systems should help maintain stable margins and sound fiscal controls as the Company expands its network of retail stores and Alexis Vision Plan business.

     The Company continually seeks to shorten the turnaround time necessary to deliver completed eyeglasses and contact lenses to its customers. The Company's stores submit orders daily to the laboratories, which stock many frames in the Company's stay-in-stock program, thereby minimizing turnaround time. For frames not in stock at the laboratories, independent couriers make daily deliveries from the stores. These couriers also make outbound deliveries from the laboratories to the stores to replenish store inventories and deliver completed prescription eyeglasses and contact lenses. Generally, delivery of prescription eyeglasses takes four to six business days. For customers who need eyewear quickly, the Company offers its guaranteed express service that delivers eyewear within 48 hours.

     Inventory and Suppliers. Inventory control is a major focus for the Company. The Company has established systems to increase inventory turns and eliminate overages and shortages. As a result, the Company turned its inventory approximately every 54 days in the first nine months of 1996.

     The Company has not experienced any difficulty in obtaining satisfactory sources of supply in the past and believes that it has excellent relations with each of its principal vendors. In addition, the Company believes that it will be able to obtain greater purchasing leverage as it expands. The Company is not dependent on any single supplier and has purchase agreements with several of its suppliers which the Company believes enable it to purchase ophthalmic lenses and various other supplies on favorable payment terms. In addition, although the Company has not customarily been able to take advantage of available trade discounts because it has not had sufficient funds, the Company anticipates that after completion of this offering it may take advantage of such discounts. A material change in the Company's current purchase terms could have a material adverse effect on the Company's financial condition or results of operations.

     Personnel and Training. Each of the Company's stores is staffed by a manager and one to six sales associates. In certain states, in conformity with applicable regulations, each store is staffed with a licensed optician. See "Government Regulation." Each store employee receives a basic wage, plus incentive compensation based on sales performance. Each store is supported by a district administrative staff. Each of 12 District Managers has general supervisory authority over nine to 21 stores. The District Managers report directly to either the Senior Vice President or the Division Manager of the Company.

     The Company emphasizes employee training. The Company operates a comprehensive training program led by the Senior Vice President and the National Sales Training Manager, who supervise two support trainers, each of whom trains personnel on a regional basis. Training programs have been developed for employees from entry level to senior management. These programs teach the Company's sales associates technical information about skills particular to the optical business, Company policies and procedures and retail sales techniques, including skills that enable the sales associates to educate consumers about eyewear options offered by the Company.

     The Company developed and operates Vision In Excellence Workshops ("VIEW" Training) to provide advanced skills to both store managers and store employees in the critical areas of communication and customer service. In addition, the Company uses vendor product training seminars that provide the Company's sales associates with specific product knowledge enabling them to match customer needs with the eyewear. The Company believes its training programs have assisted in increasing revenue, as well as reducing employee turnover.

RELATIONSHIP WITH HOST STORES

     Fred Meyer. The Company operates 51 stores in Fred Meyer host stores in the states of Oregon, Washington, Idaho and Alaska. Fred Meyer has approximately 110 stores located primarily in the Pacific Northwest. Generally, the Fred Meyer stores are "one-stop" department stores of approximately 140,000 square feet that offer groceries, soft goods, home improvement items and various other merchandise. Not all of the Fred Meyer stores have eyewear departments.

     The Company's optical store is generally located near the main checkout counter in the front of the Fred Meyer host store, offering excellent exposure to customer traffic. In 1996, the Company opened one new store and closed one store in Fred Meyer locations. The Company expects to open one new store within Fred Meyer in 1997. From time to time, Fred Meyer remodels a store and the Company may remodel its store at that location. In addition, when Fred Meyer closes a store, the Company's store closes.

     The Company has a master lease agreement with Fred Meyer due to expire in April 1998, that grants the Company the right of first refusal to open an optical store in any new Fred Meyer store in which Fred Meyer decides to place an eyewear department. However, Fred Meyer is not required under the master lease agreement to open any future stores, or when new stores are opened, to place an eyewear department in the store. Each optical store is covered by its own separate lease, subject to the guideline provisions of the master lease. Generally, the term of each store lease is for a period of five years, with an option to extend the lease term for one renewal term of five years.

     The Company is generally prohibited under the terms of each individual store lease from operating an optical store within a one mile radius of the Fred Meyer store in which the Company has a store, unless otherwise approved by Fred Meyer. Additionally, the Company is required under each lease to pay rent that is generally the greater of the minimum base rent, which varies according to the Company's store size, or 13% of all merchandise sales. During the renewal period, the minimum base rent generally increases annually at a rate of 5% per year.

     On August 18, 1994, certain Fred Meyer employees went on strike. The strike involved retail in-store employees, as well as Fred Meyer office workers, warehouse workers, and truck drivers. None of the Company's employees were involved in the Fred Meyer labor dispute and none participated in the Fred Meyer strike. The affected Fred Meyer stores continued to operate, and Company outlets in the Fred Meyer stores remained open for business during the strike. However, reduced customer traffic in all Fred Meyer stores resulted in a material reduction in Company sales at the Fred Meyer host stores during the 12 weeks of the strike. The strike was settled on November 12, 1994.

     In 1995, it became clear that certain of the Company's stores located in Fred Meyer host stores were permanently damaged by the impact of the 1994 strike. Despite increased advertising, these stores did not return to pre-strike sales levels. Management, through successful negotiations with Fred Meyer, was able to close eight underperforming stores without lease penalties.

     Smitty's. Immediately following the end of the first quarter of 1995, the Company closed all 10 of its stores located in Smitty's host stores in Arizona. These stores were not profitable.

OPTICAL PROFESSIONALS


     Optometrists. Each Company store offers customers on-site eye examinations performed by independent optometrists who are licensed to prescribe corrective eyeglasses and contact lenses. These optometrists are not employed by, and receive no compensation from, the Company. The Company does not share in the fees which are set and received by the independent optometrists.


     Generally, the Company subleases at nominal rates approximately 125 square feet in each store to an independent optometrist who is, in certain instances, permitted to re-sublet space to an additional optometrist to handle increased patient loads. Customers of on-site optometrists are not required to have prescriptions filled in the Company's stores, and the Company may fill any eyewear prescription whether or not it was written by the on-site optometrist. The leased space, which is usually developed and equipped by the Company, includes optometric examination and diagnostic equipment. The cost to fully equip a store with such optical equipment is approximately $25,000.

     The Company operates a formal program of continuing professional education that provides optometrists with a convenient method of meeting state continuing education requirements and helps ensure that the Company's customers receive high quality optical care. The Company offers this continuing education to all optometrists in certain states, regardless of whether or not they occupy one of the Company's stores. This program has been useful in recruiting new doctors. The Company has formed an internal peer review committee to periodically review the performance of its independent optometrists who provide services to Alexis Vision Plan customers. In addition, the Company has initiated a series of regional optometrist meetings to facilitate communication among the independent optometrists. The Company believes that its stores offer excellent practice opportunities for independent optometrists and that relations with its optometrists are good.


     Opticians. Certain states require that the Company staff its stores with one or more opticians licensed by state authorities to fit and dispense eyeglasses and contact lenses prescribed by optometrists or ophthalmologists. See "Government Regulation." However, not all of the Company's sales associates are opticians. To assist its opticians in maintaining their licenses, the Company has implemented a formal training and education program. The Company has not experienced any difficulty in recruiting and employing opticians. Opticians are not licensed to prescribe corrective lenses.


COMPETITION

     The retail eyecare industry is fragmented and highly competitive and historically has been subject to severe price competition. According to 20/20, a leading optical industry trade journal, total sales in the U.S. retail optical market were $11.4 billion in 1990, and grew to $13.8 billion in 1995. The Company's competitors include large optical store chains, such as LensCrafters and Pearle Vision Centers, many of which offer "one-hour" service to customers, and numerous independent retail outlets, opticians, optometrists and ophthalmologists. In addition, the increase in the number of optical units in department store chains (including Sears, Roebuck & Co. and Wal-Mart Stores, Inc.) and warehouse clubs (including Wholesale Club Inc. and Price/Costco Inc.) and the emergence of mail order contact lens replacement services have further increased the Company's competition. The Company believes it is able to compete in the retail marketplace based on its value-pricing strategy, the wide selection of frames offered at the Company's $59 price point, the quality of its products and services, its attractive stores and its convenient store locations. However, many of the Company's competitors are larger than the Company and have financial and other resources substantially greater than those of the Company.

     The Company's value-pricing strategy differentiates it from competitors. The Company believes that the economies of scale achieved by operating centralized laboratory and distribution facilities enable it to produce eyewear at a lower per unit cost and to maintain lower capital and inventory investment per sales dollar than optical superstores which operate individual in-store laboratories to offer "one-hour" service to customers. Therefore, the Company believes chains with in-store laboratories are unable to implement an everyday value-pricing strategy. These chains may offer special price promotions or limited value-priced sections, but the Company believes that these chains do not compete with the Company's everyday value prices. While certain discount chains have positioned themselves as low-priced eyewear retailers, the Company believes that such chains cannot match the combination of product quality, selection, professional service and mall and strip-shopping center locations offered by the Company. In addition, the Company believes independent retail outlets, which lack economies of scale, cannot match the Company's everyday value-pricing, wide selection and number of locations. The Company also believes that its value-pricing strategy has appeal to today's price-conscious consumer, especially given the current trends toward cost containment in the health care industry.

     Although the retail eyewear industry is highly competitive, demographic trends are expected to increase demand for prescription eyewear. According to 20/20, the percentage of the U.S. population wearing prescription eyewear increases from over 62% between ages 25 and 44 to almost 95% at age 45 and older. The number of Americans aged 45 and over is expected to increase from
85.8 million in 1995 to approximately 96.0 million in 2000. The aging population is a major factor in the projected growth of U.S. retail optical sales from $13.8 billion in 1995 to $18.0 billion in 2000.

GOVERNMENT REGULATION

     The retail optical industry is subject to a variety of federal, state and local laws, regulations and ordinances, including those regarding advertising, location and design of stores, products sold, qualifications and practices of opticians, such as those employed by the Company, and relations between independent optometrists and optical retailers, such as the Company. The state and local legal requirements vary widely among jurisdictions and are subject to frequent change. In addition, the Federal Trade Commission has issued regulations affecting certain aspects of the optical industry, including a requirement that optometrists deliver a copy of optical prescriptions for eyeglasses to patients so that they may select optical dispensers of their choice. Certain products sold by the Company, specifically ophthalmic lenses, contact lenses and contact lens solutions, must comply with quality control standards set by the United States Food and Drug Administration.

     In certain states, the Company is required to staff retail optical stores with one or more licensed opticians, who fit and dispense eyeglasses or contact lenses. The extent of these requirements varies from state to state.

     State and local regulations also govern the relations between independent optometrists and optical retail stores. For example, some states and municipalities restrict the location of optometric offices in relation to optical stores, such as the Company's stores, and other commercial or mercantile establishments, such as Fred Meyer host stores. The Company configures its stores and adjusts the terms and conditions of its arrangements with independent optometrists to comply with these varying state and local requirements. The Company believes it is in substantial compliance with all material laws and regulations applicable to its operations.

EMPLOYEES

     As of December 28, 1996, the Company employed 619 persons, 511 on a full-time basis and 108 on a part-time basis. Approximately 438 of the Company's employees work in retail sales or retail sales supervision, 95 in the Company's optical laboratory and distribution facilities, eight in managed care and 78 in management and administration. None of the Company's employees are covered under any collective bargaining agreement. The Company has experienced no strikes and believes its relations with its employees to be good.

TRADEMARKS

     Vista Optical and Lee Optical are federally registered trademarks of the Company. In addition, the Company has a pending application with the United States Patent and Trademarks Office to register "Alexis Vision Plan" as a trademark of the Company. The Company also relies on common law, including the law of unfair competition, to protect its trademarks and services. The Company is not aware of any pending claims of infringement or other challenges to the Company's right to use its trademarks.

PROPERTIES

     The Company's stores are located in regional malls, strip-shopping centers and host stores. Each of the stores located in a mall or strip center operates under a retail lease agreement which provides for certain base rents plus, in many circumstances, additional rent based on sales. The host store sites are leased under a master lease agreement with Fred Meyer and each individual site has a separate lease under the master agreement. See "Operations -- Store Locations and Layout" and "-- Relationship with Host Stores."

     The Company's Clackamas, Oregon, laboratory and distribution facility which is near Portland is located in approximately 6,430 square feet of leased space. The lease provides for average annual payments of approximately $40,000 through August 31, 2001. The Company's executive offices and laboratory and distribution facility in Tempe, Arizona, are located in a 24,000 square foot building that is owned by Alexis Holdings, Inc. ("Alexis"), a wholly-owned subsidiary of the Company. Alexis' sole purpose is ownership of the Tempe building. This building secures the Company's revolving line of credit. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

LEGAL PROCEEDINGS

     From time to time, the Company is involved in legal matters which are incidental to its operations. In the opinion of management, the ultimate resolution of these matters is not anticipated to have a material adverse effect on the Company's financial condition or results of operations.

                                   MANAGEMENT

     The directors, executive officers and significant employees of the Company and their respective ages and positions held with the Company, are as follows:

NAME                                        AGE   POSITION
----                                        ---   --------
Ronald E. Weinberg(1)(2)..................  55    Chairman of the Board and Treasurer

Barry J. Feld.............................  40    Chief Executive Officer, President and Director

James W. Swanson..........................  49    Senior Vice President

Darius J. DiTallo.........................  39    Vice President -- Finance and Administration

Annette C. Feld...........................  34    Vice President -- Marketing and Merchandising

Glenn K. Ozawa............................  39    Vice President -- Manufacturing

Roger W. Deason...........................  53    Vice President -- Managed Care

Byron S. Krantz(2)........................  61    Secretary and Director

Donald M. Gleklen(1)......................  60    Director

Norman C. Harbert.........................  63    Director

Larry I. Pollock(2).......................  49    Director

William P. Sutter, Jr.(1)(2)..............  39    Director

---------------

(1) Member of the Audit Committee

(2) Member of the Compensation Committee

     Ronald E. Weinberg has served as Chairman of the Board and Treasurer since the acquisition of the Company in August 1988. Mr. Weinberg served as acting President of the Company from January 1991 until May 1991 as the Company recruited a new management team. In 1986, Mr. Weinberg led an investor group in the acquisition of SunMedia Corp., which publishes a chain of weekly newspapers in the Cleveland and Milwaukee markets and operates a direct mail business, and Mr. Weinberg has served as Chairman of the Board of that company since that date. Since 1989, Mr. Weinberg has been Vice-Chairman of the Board of Hawk Corporation ("Hawk"), which manufactures friction products and powdered metal components primarily for aerospace, industrial and specialty applications.

     Barry J. Feld has served as President and a member of the Board of Directors since joining the Company in May 1991, and as Chief Executive Officer since February 1994. Previously, Mr. Feld was President of Frame-n-Lens Optical, Inc., which is the largest chain of retail optical stores in California. Mr. Feld joined Frame-n-Lens Optical, Inc. in 1987 and served as Executive Vice President and Chief Operating Officer until January 1990 when he became President. Prior to that, Mr. Feld spent 10 years with Pearle Health Services, Inc., one of the largest retail optical chains in the United States, serving in various senior management capacities during his tenure, including Retail Operations Director of Texas State Optical, Inc., then one of the largest retail optical subsidiaries of Pearle Health Services, Inc., from 1985 until 1987.

     James W. Swanson has served as Senior Vice President since May 1996, and Vice President -- Human Resources and Optometric Relations since April 1992. Mr. Swanson joined the Company in July 1991 as Vice President -- Training and Optometric Relations. Prior to that, Mr. Swanson was Director of Training and Third-Party Sales at Frame-n-Lens Optical, Inc. from September 1989 to July 1991, and Director of Operations of Dr. Leventhal's Vision Care Centers, Inc., a San Diego-based chain of retail optical stores, from March 1984 until September 1989.

     Darius J. DiTallo joined the Company in December 1996 and serves as Vice President -- Finance and Administration. Previously, Mr. DiTallo held senior financial management positions, including serving as Chief Financial Officer, at Image Choice, Inc., a Phoenix-based document imaging solution provider, from December 1993 to December 1996. During this period, Mr. DiTallo also served as Chief Financial Officer of TransEquatorial Holdings, Inc., which sells electronic components and held a substantial investment in Image Choice, Inc. Prior to that, he served as a financial consultant to various entities from January 1993 to December 1993, and he held senior financial management positions at the Arizona facility of Courtaulds Performance Films, Inc., from October 1990 to January 1993. Mr. DiTallo is a certified public accountant.

     Annette C. Feld has served as Vice President -- Marketing and Merchandising since December 1992. Ms. Feld joined the Company in May 1991 as Director of Marketing and Merchandising. Previously, she was the Director of Materials and Marketing for Frame-n-Lens Optical, Inc. from March 1988 to April 1991. Prior to that, Ms. Feld was an associate buyer for Bullock's, a chain of department stores, from 1985 to 1987 and an associate buyer for R. H. Macy & Co., Inc., from 1983 to 1985. Ms. Feld is the wife of Barry J. Feld.

     Glenn K. Ozawa has served as Vice President -- Manufacturing since March 1995. Mr. Ozawa joined the Company in January 1992 as Director of Manufacturing. Prior to that, he served as Manufacturing Manager for Frame-n-Lens Optical, Inc. from November 1990 to December 1991 and as Director of Manufacturing of NuVision, Inc., a chain of optical stores based in California and Michigan, from August 1988 until November 1990 after previously serving in a senior capacity at that company for three years.

     Roger W. Deason has served as Vice President -- Managed Care since October 1995. Previously, Mr. Deason was Vice President -- National Marketing & Sales of The Eye Health Network, Inc., a large Denver based managed eyecare organization, from February 1994 to October 1995. Prior to that, Mr. Deason was in senior management positions with Sierra Health Services, Inc., a Nevada based multi-state health maintenance organization, from September 1991 to January 1994, and Vision Service Plan, a national vision care organization, from September 1984 to August 1991.

     Byron S. Krantz has been the Secretary and a director since August 1988. Mr. Krantz has been a partner in the law firm of Kohrman Jackson & Krantz P.L.L. since its formation in 1984.

     Donald M. Gleklen has been a director since August 1988. Since February 1995, Mr. Gleklen has been President of Jocard Financial Services, Inc. From March 1994 to February 1995, Mr. Gleklen was a private investor and special counsel to Robert J.F. Brobyn & Associates, attorneys at law. From September 1984 to March 1994, Mr. Gleklen was Senior Vice President of MEDIQ Incorporated ("MEDIQ"), a provider of health care services to hospitals, extended care facilities and other health-care professionals, and President of MEDIQ Investment Services, Inc., with oversight responsibilities for six of MEDIQ's nine operating subsidiaries and corporate development responsibilities. Mr. Gleklen is also a director of Nutramax Products, Inc., Gandalf Technologies, Inc., Microleague Multimedia, Inc. and Lason Inc., and Chairman of the Board of Trustees of the Pennsylvania College of Optometry.

     Norman C. Harbert has been a director since April 1994. Since 1989, Mr. Harbert has served as the Chairman of the Board, President and Chief Executive Officer of Hawk. Mr. Harbert is a director of Second Bancorp Inc., a bank holding company, and Caliber System, Inc., a transportation company (formerly known as Roadway Services, Inc.).


     Larry I. Pollock has been a director since April 1990. In January 1997, Mr. Pollock became Executive Vice President and Chief Operating Officer of HomePlace, Inc., a chain of home furnishings and housewares superstores. From January 1994 to January 1996, Mr. Pollock was President and Chief Operating Officer of Zale Corporation, a retail jewelry store chain. From January 1990 to December 1993, Mr. Pollock served as President and Chief Executive Officer of Karten's Jewelers, Inc., a New England jewelry chain. Mr. Pollock is a partner of Independent Group, L.P., a privately-held radio broadcasting company based in Cleveland, Ohio and a director of Borders Group, Inc.


     William P. Sutter, Jr. has been a director since August 1988. Since 1984, Mr. Sutter has been associated with affiliates of Mesirow Financial Holdings, Inc., a Chicago-based financial services firm. Mr. Sutter is an Executive Vice President of Mesirow Private Equity Investments, Inc. and a Vice President of Mesirow Financial Services, Inc.

EMPLOYMENT AGREEMENTS

     Effective August 1, 1993, the Company entered into employment agreements with each of Mr. Weinberg and Mr. Feld. Both agreements have been extended until December 31, 1999. Mr. Weinberg's agreement provided for his employment as Chairman of the Board at a base salary of $131,250 per year through

December 31, 1994, and Mr. Feld's agreement provided for his employment as President at a base salary of $175,000 per year through December 31, 1994. Thereafter, the base annual salaries may be adjusted by the Board of Directors of the Company. For 1995 and 1996, the Board of Directors did not increase the salary of either Mr. Feld or Mr. Weinberg. Mr. Weinberg agreed to forgo a portion of his salary in 1994, 1995 and 1996.

     The employment agreements also required the adoption of a bonus plan for the years 1994 and thereafter. On January 31, 1995, the members of the Compensation Committee of the Board of Directors adopted the 1995 incentive bonus plan, which plan provides that a bonus is payable to Messrs. Feld and Weinberg if the Company's pre-tax income exceeds $1 million. The bonus increases along with an increase in the Company's pre-tax income according to a formula adopted by the Compensation Committee. Because the Company experienced a pre-tax loss in 1995, no bonus was paid to either Mr. Feld or Mr. Weinberg. The 1996 incentive bonus plan is substantially the same as the 1995 plan.

     Mr. Weinberg devotes a substantial amount of his time and effort to the business of the Company, but under the terms of Mr. Weinberg's employment agreement, he is not required to devote all of his time and efforts to such business so long as he performs the duties of his office to the best of his ability in a manner that promotes the best interests of the Company. If either Mr. Weinberg or Mr. Feld dies during the term of their respective employment agreements, the Company will pay his base annual salary for 12 months and any bonus earned but not paid, and if either becomes mentally or physically disabled during the term, the Company will pay his base annual salary for 12 months. Each employment agreement also provides for a two year non-competition provision; however, Mr. Feld's non-competition provision is conditioned upon the Company paying him 75% of his base salary then in effect.

     The Company has no other employment agreements with any of its executive officers or other employees.

                       PRINCIPAL AND SELLING STOCKHOLDERS


     The following table sets forth, as of the date of this Prospectus, and as adjusted to reflect the sale of the Common Stock offered hereby, information regarding the beneficial ownership of the Company's capital stock, by (1) the Selling Stockholders and each stockholder known by the Company to be the beneficial owner of more than five percent of the Company's outstanding shares of capital stock, (2) each director and the Company's President, and (3) all directors and executive officers of the Company as a group. The information set forth in the table below does not include 91,200 shares of Common Stock issuable under the Amended and Restated New West Eyeworks, Inc. Stock Option Plan (the "Option Plan") under options that are outstanding, but not presently exercisable. The information set forth in the table below includes (a) 84,300 shares of Common Stock issuable under presently exercisable options granted to directors and officers of the Company pursuant to the Option Plan, (b) 156,563 shares of Common Stock issuable upon the exercise of certain warrants, including 106,563 shares of Common Stock issuable upon the exercise of warrants granted in connection with the Company's initial public offering in December 1993, and (c) 650,000 shares of Common Stock issuable upon conversion of the Convertible Preferred Stock. See "Underwriting." Mesirow Capital Partners II ("Mesirow II"), Mesirow Capital Partners III ("Mesirow III"), Mesirow Capital Partners IV ("Mesirow IV") and Mesirow Capital Partners V ("Mesirow V") will sell 171,161, 198,220, 169,857 and 60,762 shares of Common Stock in this offering, respectively. Each of Mesirow II, III, IV, V and Mesirow Capital Partners VI ("Mesirow VI") (collectively, the "Mesirow Group") are limited partnerships, the corporate general partners of which are indirect subsidiaries of Mesirow Financial. William P. Sutter, Jr. is an Executive Vice President or Vice President of each of the corporate general partners of the Mesirow Group and a director of the Company. For additional information regarding the Mesirow Group and its relationship with the Company, see "Risk Factors -- Shares Eligible for Future Sale" and "Certain Transactions."



                                 BENEFICIAL OWNERSHIP        NUMBER OF     BENEFICIAL OWNERSHIP AFTER
                              PRIOR TO THE OFFERING (2)       SHARES              THE OFFERING
                              --------------------------   TO BE SOLD IN   --------------------------
    NAME AND ADDRESS (1)       SHARES         PERCENTAGE   THE OFFERING     SHARES         PERCENTAGE
----------------------------  ---------       ----------   -------------   ---------       ----------
Ronald E. Weinberg(3)           884,923          18.8%             --        884,923          15.5%

Mesirow Group
350 North Clark Street
Chicago, Illinois 60610(4)    1,636,687(5)       34.8%        600,000      1,036,687(6)       18.2%

Barry J. Feld(7)                236,837           5.0%             --        236,837           4.2%

Donald M. Gleklen(8)             32,260             *              --         32,260             *

Norman C. Harbert(9)             30,819             *              --         30,819             *

Byron S. Krantz(10)              52,895           1.1%             --         52,895             *

Larry I. Pollock(11)             11,700             *              --         11,700             *

William P. Sutter, Jr.(12)       27,690             *              --         27,690             *

All directors and executive
officers as a group (11
individuals)(13)              1,330,724          28.3%             --      1,330,724          23.3%

---------------

* Less than 1%.

 (1) Unless otherwise indicated, the address of each of the beneficial owners identified is c/o New West Eyeworks, Inc., 2104 West Southern Avenue, Tempe, Arizona 85282.

 (2) Unless otherwise indicated, the Company believes that all persons named in the table have sole investment and voting power over the shares of capital stock owned.


 (3) Includes (i) a warrant to purchase 22,500 shares of Common Stock; (ii) 6,805 shares of Common Stock and 15,714 shares of Common Stock issuable upon the conversion of shares of Convertible Preferred Stock, Series A ("Series A Convertible Preferred Stock") held of record by Flag Partners, an Ohio partnership ("Flag"), and (iii) 1,000 shares beneficially owned by Mr. Weinberg's wife as to which shares Mr. Weinberg disclaims beneficial ownership. The partners of Flag are all directors of the Company. Flag holds of record 30,623 shares of Common Stock and 594 shares of Series A Preferred Stock.


 (4) Includes (i) a warrant to purchase 9,000 shares of Common Stock held by Mesirow V and a warrant to purchase 13,500 shares of Common Stock held by Mesirow VI; (ii) 392,857 shares of Common Stock issuable upon the conversion of shares of Series A Convertible Preferred Stock held of record by Mesirow Capital Partners VI; and (iii) 178,571 shares of Common Stock issuable upon the conversion of Convertible Preferred Stock, Series B ("Series B Convertible Preferred Stock") of which (a) 59,523 shares are held of record by Mesirow II, (b) 41,667 shares are held of record by Mesirow III, (c) 35,714 shares are held of record by Mesirow IV, and (d) 41,667 shares are held of record by Mesirow V. Mr. Sutter disclaims beneficial ownership of such shares. Does not include shares beneficially owned by Mr. Sutter.

 (5) Includes 1,042,759 shares of Common Stock, of which (i) 171,161 shares are held of record by Mesirow II, (ii) 198,220 shares are held of record by Mesirow III, (iii) 169,857 shares are held of record by Mesirow IV, (iv) 333,386 shares are held of record by Mesirow V, and (v) 170,135 shares are held of record by Mesirow VI. Mr. Sutter disclaims beneficial ownership of such Common Stock. Does not include shares of Common Stock beneficially owned by Mr. Sutter.


 (6) Does not give effect to the sale of up to 120,000 shares of Common Stock held by Mesirow V that are subject to the Underwriters' over-allotment option. In the event that the Underwriters purchase all 120,000 shares, the Mesirow Group will beneficially own or have the right to acquire 916,687 shares of Common Stock (15.7% of the shares of Common Stock outstanding or included in the above table) after this offering.



 (7) Includes (i) a warrant to purchase 5,000 shares of Common Stock; (ii) 5,104 shares of Common Stock and 11,786 shares of Common Stock issuable upon the conversion of shares of Series A Convertible Preferred Stock held of record by Flag; and (iii) 200 shares of Common Stock held by Mr. Feld as custodian for his children. Annette C. Feld, Vice President -- Marketing and Merchandise of the Company, is the wife of Barry J. Feld. Also includes the presently exercisable portion of options to purchase 27,000 shares of Common Stock granted to Ms. Feld pursuant to the Option Plan, which options are presently exercisable for 16,000 shares, as to which Mr. Feld disclaims beneficial ownership.



 (8) Includes (i) an option to purchase 10,000 shares of Common Stock granted to Mr. Gleklen pursuant to the Option Plan; (ii) 7,857 shares of Common Stock issuable upon the conversion of shares of Series A Convertible Preferred Stock; and (iii)1,000 shares held by Mr. Gleklen's wife as to which shares Mr. Gleklen disclaims beneficial ownership.


 (9) Includes (i) the presently exercisable portion of an option granted to Mr. Harbert pursuant to the Option Plan to purchase 10,000 shares of Common Stock, which option is presently exercisable for 3,300 shares; and (ii) 6,805 shares of Common Stock and 15,714 shares of Common Stock issuable upon the conversion of Series A Convertible Preferred Stock held of record by Flag.

(10) Includes (i) an option to purchase 10,000 shares of Common Stock granted to Mr. Krantz pursuant to the Option Plan; and (ii) 6,805 shares of Common Stock and 15,714 shares of Common Stock issuable upon the conversion of shares of Series A Convertible Preferred Stock held of record by Flag.

(11) Includes an option to purchase 10,000 shares of Common Stock granted to Mr. Pollock pursuant to the Option Plan.

(12) Includes (i) an option to purchase 10,000 shares of Common Stock granted to Mr. Sutter pursuant to the Option Plan; (ii) 5,104 shares of Common Stock and 11,786 shares of Common Stock issuable upon the conversion of shares of Series A Convertible Preferred Stock held of record by Flag; and (iii) 800 shares held by Mr. Sutter as a custodian for his children.


(13) Includes (i) options to purchase shares of Common Stock granted to directors and executive officers pursuant to the Option Plan, which are presently exercisable for 109,300 shares in the aggregate; (ii) warrants to purchase 27,500 shares of Common Stock in the aggregate; (iii) 7,857 shares of Common Stock issuable upon the conversion of shares of Series A Convertible Preferred Stock held by Mr. Gleklen, and (iv) 30,623 shares of Common Stock and 70,714 shares of Common Stock issuable upon the conversion of Series A Convertible Preferred Stock held of record by Flag. Does not include shares beneficially owned by the Mesirow Group. See footnotes 4, 5 and 6.

                              CERTAIN TRANSACTIONS

     In December 1996, the Company entered into a bridge loan for $350,000 with the Second National Bank of Warren (Ohio). Mr. Weinberg guaranteed the loan and received $7,500 in return for his guaranty. Mr. Harbert is a director of the lender's parent corporation. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Recent Events."

     In early 1996, to fund the Company's expansion and advertising needs, the Company entered into two bridge loans with Mesirow VI and Mr. Weinberg, totaling $700,000. The loans bore interest at an annual rate of 15% and were secured by a deed of trust on the Company's executive office building and optical laboratory facility in Tempe, Arizona. William P. Sutter, Jr. is an officer of the corporate general partner of Mesirow Capital Partners VI and a director of the Company. The bridge loans were retired with the proceeds of a $2.0 million revolving line of credit in June 1996. The revolving line of credit matures on May 31, 1997, and is secured by substantially all of the Company's assets, including the Company's executive office building and optical laboratory in Tempe, Arizona, but excluding furniture, fixtures, and equipment. The revolving line of credit bears interest on the principal balance outstanding from time to time at a rate equal to the lending bank's prime rate plus 2.0% per annum, and is due and payable monthly. The interest rate may be reduced to the lending bank's prime rate plus 1.0% per annum if certain financial covenants are met at year end 1996 and at the end of February 1997. The revolving line of credit is secured by guarantees from Mesirow V, Mesirow VI, and Mr. Weinberg. Mr. Feld agreed to share in the obligations of the guarantors.

     In exchange for the guarantee of the Company's obligations under its revolving line of credit by such officers and shareholders, the Company issued warrants to Mesirow V, Mesirow VI, Mr. Weinberg and Mr. Feld to purchase 9,000, 13,500, 22,500 and 5,000 shares of the Company's common stock, respectively, at a price per share of $6.11, subject to customary anti-dilution adjustments. The value of the warrants, which was determined by independent valuation to be $0.57 per share, is reflected on the September 28, 1996 balance sheet in other assets and paid-in capital and will be amortized over the life of the revolving line of credit.

     The Company is a party to an expense sharing arrangement under which the Company shares the expenses of its Cleveland, Ohio headquarters with Weinberg Capital Corporation, of which Mr. Weinberg is President and sole shareholder. The Company pays (1) up to approximately $12,000 per month in the aggregate for its allocated portion of the overhead costs of the headquarters and the salary of a financial staff assistant to the Chairman of the Board, and (2) all clearly-identifiable and reasonable out-of-pocket expenses incurred by personnel in the headquarters office directly on behalf of the Company. The aggregate amount of the payments by the Company for the shared headquarters were approximately $74,000 in the first nine months of 1996, $136,000 in 1995, $140,000 in 1994 and $117,000 in 1993.

     In August 1993, the Company chose Mesirow Insurance Services, Inc., as its primary insurance broker to arrange its insurance coverage, including real and personal property, workers' compensation and general liability. Mesirow Insurance Services, Inc. is affiliated with each of the Selling Stockholders. See "Underwriting." The original insurance agreement was for a period of one year and has since been renewed. Under the terms of the insurance agreement, the annual aggregate premiums paid by the Company are approximately $200,000.

     Byron S. Krantz, a director of the Company, is a partner of the law firm of Kohrman Jackson & Krantz P.L.L., which provides legal services to the Company.

     Mesirow Financial, Inc., which is participating in and serving as co-manager of this offering, is affiliated with each of the Selling Stockholders. See "Underwriting."

     The Company believes that the terms of the transactions and the agreements described above are on terms at least as favorable as those which it could otherwise have obtained from unrelated parties. On-going and future transactions with related parties will be (1) on terms at least as favorable as those that the Company would be able to obtain from unrelated parties, (2) for bona fide business purposes, and (3) approved by a majority of the disinterested and non-employee directors.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of (1) 5,000,000 authorized shares of Common Stock, $0.01 par value per share, 3,763,036 shares of which were outstanding as of the date of this Prospectus, (2) 3,960 authorized shares of Series A Convertible Preferred Stock, $1,000 par value per share and 1,500 authorized shares of Series B Convertible Preferred Stock, $1,000 par value per share, all of which are outstanding, and (3) 500,000 authorized shares of Preferred Stock, $0.01 par value per share (the "Preferred Stock"), none of which are outstanding. At its next annual meeting of stockholders, the Company intends to propose that the number of authorized shares of Common Stock be increased to allow for the issuance of Common Stock upon conversion of the Convertible Preferred Stock and exercise of warrants and options under the Option Plan. The holders of outstanding warrants of the Company and the Convertible Preferred Stock have agreed to waive the reservation of shares of Common Stock reserved for issuance under the warrants and Convertible Preferred Stock until the proposed increase is effected.

COMMON STOCK

     Subject to the rights of the holders of any outstanding preferred stock, each holder of Common Stock on the applicable record date is entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor. Upon liquidation or dissolution of the Company, each holder of Common Stock will be entitled to share pro rata in any distribution of the Company's assets after the payment of all debts and other liabilities, subject to the rights of the holders of any outstanding preferred stock. Each holder of Common Stock is entitled to one vote per share owned of record on the applicable record date on all matters presented to a vote of the holders of Common Stock, including the election of directors. Holders of Common Stock have no cumulative voting rights and, therefore, the holders of more than half of the shares voting for the election of a class of directors can elect all the directors of such class and in such event the holders of the remaining shares will not be able to elect any of such directors. The holders of Common Stock have no preemptive rights to purchase or subscribe for any stock or other securities and there are no conversion rights or redemption or sinking fund provisions with respect to such stock. All outstanding shares of Common Stock are, and the shares of Common Stock offered hereby will be when issued, fully paid and nonassessable.

CONVERTIBLE PREFERRED STOCK

     Holders of the Convertible Preferred Stock are entitled on a pari passu basis by Series to receive 6% cumulative, quarterly cash dividends. If the Company fails to pay in full six consecutive dividends, then, until the Company pays in full all such past due dividends, the holders of the Convertible Preferred Stock will be entitled to vote on all matters submitted to the holders of Common Stock, as if the Convertible Preferred Stock had been converted into Common Stock based on its par value of $1,000 per share at a price equal to $8.40, subject to adjustment as described below. The Company may redeem the Series A Convertible Preferred Stock, in whole or in part, at any time, with not less than 30 days notice, at its par value of $1,000 per share plus accrued dividends. The Company may not redeem the Series B Convertible Preferred Stock, in whole or in part, while any shares of the Series A Convertible Preferred Stock are outstanding. Holders of both Series A and Series B may convert their shares based on their par value of $1,000 per share into shares of Common Stock at $8.40 per share. The Convertible Preferred Stock contains provisions providing for adjustment of the conversion price and the number and type of securities issuable upon conversion of such Preferred Stock upon the occurrence of certain events. The holders of each Series of the Convertible Preferred Stock have the right to elect one director per Series as long as the applicable Series is outstanding. The holders of each Series of the Convertible Preferred Stock are entitled to vote as a class on various actions that may adversely affect each such Series. Upon the liquidation or dissolution of the Company, after the payment of all debts and other liabilities of the Company, each holder of Convertible Preferred Stock will be entitled on a pari passu basis by Series to receive out of the assets of the Company available for distribution to stockholders, before any payments or distribution is made on the Common Stock (or any other capital stock subordinate to the Convertible Preferred Stock), the amount of $1,000 per share plus an amount equal to the accumulated dividends to the date of such liquidation or dissolution. The Convertible Preferred Stock is not listed or quoted on any stock exchange or market.

PREFERRED STOCK


     The Company's Board of Directors has the authority (without action by the stockholders) to issue the authorized and unissued Preferred Stock in one or more series, to designate the number of shares constituting any series, and to fix, by resolution, the preferences, rights, privileges, restrictions and other rights thereof, including voting rights, liquidation preferences, dividend rights and conversion and redemption rights of such series subject to the prior rights of the Convertible Preferred Stock. Under certain circumstances, the Company could issue this Preferred Stock as a method of discouraging, delaying or preventing a change of control of the Company. If the Company issues Preferred Stock with voting rights or convertible into securities with voting rights, the holders of Common Stock may experience substantial dilution of their voting rights. The Company does not currently intend to issue any shares of this Preferred Stock.


TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is Continental Stock Transfer & Trust Company, New York, New York.

                                  UNDERWRITING

     The Underwriters named below, for whom Fahnestock & Co. Inc. is acting as representative (the "Representative"), have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase from the Company and the Selling Stockholders the number of shares of Common Stock indicated below opposite their respective names at the public offering price less the underwriting discount set forth on the cover page of this Prospectus.

                                                                                NUMBER OF
                                                                                SHARES OF
                                                                                 COMMON
                                                                               STOCK TO BE
     NAME OF UNDERWRITER                                                        PURCHASED
     -------------------                                                       -----------
     Fahnestock & Co. Inc. ................................................
     Mesirow Financial, Inc. ..............................................
                                                                                 ---------
               Total.......................................................      1,600,000
                                                                                 =========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions and that the Underwriters are committed to purchase all of the shares (other than those covered by the over-allotment option) if any are purchased.


     The Representative has advised the Company and the Selling Stockholders that the Underwriters propose to offer the Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to
certain dealers at such price less a concession not to exceed $     per share.
The Underwriters may allow, and such dealers may reallow, a concession of not
more than $     to certain other dealers. After the public offering, the
offering price, the concession to certain dealers and other selling terms may be changed by the Representative. The Underwriters have agreed not to confirm sales of Common Stock offered hereby to any account over which they exercise discretionary authority.


     The Company and one of the Selling Stockholders have granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to a maximum of 240,000 additional shares of Common Stock in the aggregate on an equal basis solely to cover over-allotments, if any, at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise this option, each Underwriter will be committed, subject to certain conditions, to purchase approximately the same proportion of such additional shares as the number of shares to be purchased by it shown in the foregoing table bears to the total number of shares of Common Stock initially offered hereby.

     The Underwriting Agreement provides that the Company and the Selling Stockholders will indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act or will contribute to payments the Underwriters may be required to make in respect thereof. The Company has also agreed to pay the Representative a non-accountable expense allowance of $75,000, $25,000 of which has been paid to date.

     The Company's directors, officers and beneficial owners of 5% or more of the Company's outstanding Common Stock have agreed not to offer, issue, sell, contract to sell, grant any option for the sale of, or otherwise dispose of, directly or indirectly, any securities of the Company, other than the over-allotment shares, if any, for a period of 180 days from the date of this Prospectus, without the prior written request of the Representative.


     Under Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc. (the "NASD"), no NASD member may participate in a public offering where more than 10% of the net offering proceeds, after underwriting compensation, are intended to be paid to members participating in the distribution of the offering or associated or affiliated persons of such members, unless the public offering price is no higher than that recommended by a "qualified independent underwriter," as defined in the NASD Conduct Rules. Mesirow Financial, Inc., which is participating in and serving as a co-manager of the offering, is an affiliate of the Company and each of the Selling Stockholders under the NASD Conduct Rules, and the Selling Stockholders are receiving more than 10% of the net proceeds of the offering. The offering will be made in compliance with Rule 2720 of the NASD Conduct Rules and is being made pursuant to Rule 2710(c)(8) and the Representative is assuming the responsibilities of acting as a qualified independent underwriter in pricing the offering and conducting due diligence. William P. Sutter, Jr., a director of the Company, is an Executive Vice President or Vice President of the corporate general partners of each of the Selling Stockholders, which corporate general partners are affiliates of Mesirow Financial, Inc.



     The Representative and certain of its affiliates were granted warrants to purchase up to 66,563 shares of Common Stock in connection with the Company's initial public offering in 1993. The Company and the Representative have agreed to terminate such warrants. In exchange for such terminated warrants and in consideration of the participation of the Representative in this offering, the Company has agreed to grant to the Representative and certain of its affiliates warrants to purchase up to 66,563 shares of Common Stock concurrently with the closing of this offering (the "Representative's Warrants"). The Representative's Warrants are exercisable at a price of $8.00 per share for a period terminating on December 23, 2001 and are non-transferrable during the term, except to affiliates of the Representative. The Representative's Warrants grant to the holder thereof certain registration rights for the securities issuable upon the exercise thereof.


     In connection with this offering, the Underwriters and selling group members, if any, may engage in passive market making transactions in the Common Stock on NASDAQ in accordance with rule 10b-6A under the Securities and Exchange Act of 1934, as amended. Passive market making consists of displaying bids on NASDAQ limited by the prices of independent market makers and effecting purchases limited by such prices and in response to order flow. Net purchases by a passive maker on each day are limited in amount to a specified percentage of the passive market maker's average daily trading volume in the Common Stock during a specified prior period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     Certain legal matters with respect to the Common Stock offered hereby will be passed upon for the Company by Kohrman Jackson & Krantz P.L.L., Cleveland, Ohio. Certain legal matters will be passed upon for the Underwriters by Arnold & Porter, New York, New York. Byron S. Krantz, a partner in Kohrman Jackson & Krantz P.L.L., is the beneficial owner of 27,181 shares of Common Stock, 132 shares of Series A Convertible Preferred Stock, an option to purchase 10,000 shares of Common Stock granted under the Option Plan, and is the Secretary and a director of the Company.

                                    EXPERTS

     The consolidated financial statements as of December 30, 1995 and December 31, 1994 and for each of the three years in the period ended December 30, 1995 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                            NEW WEST EYEWORKS, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        -----
Report of Independent Accountants.....................................................    F-2
Financial Statements:
  Consolidated Balance Sheet at December 31, 1994, December 30, 1995 and September 28,
     1996 (unaudited).................................................................    F-3
  Consolidated Statements of Operations for each year in the three year period ended
     December 30, 1995, and the unaudited nine-month periods ended September 30, 1995
     and September 28, 1996...........................................................    F-4
  Consolidated Statement of Stockholders' Equity for each year in the three year period ended December 30, 1995, and the unaudited nine-month period ended
     September 28, 1996...............................................................    F-5
  Consolidated Statement of Cash Flow for each year in the three year period ended
     December 30, 1995, and the unaudited nine-month period ended September 30, 1995
     and September 28, 1996...........................................................    F-6
  Notes to Consolidated Financial Statements..........................................    F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Stockholders of New West Eyeworks, Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of New West Eyeworks, Inc. and its subsidiary at December 30, 1995 and December 31, 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 30, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As described in Note 2 to the consolidated financial statements, the Company changed its method of accounting for income taxes effective December 27, 1992.

PRICE WATERHOUSE LLP
Phoenix, Arizona
March 8, 1996

                            NEW WEST EYEWORKS, INC.

                           CONSOLIDATED BALANCE SHEET

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                            DECEMBER 31,     DECEMBER 30,      SEPTEMBER 28,
                                                                1994             1995             1996
                                                            ------------     ------------     ------------
                                                                                              (UNAUDITED)
                                                  ASSETS
Current Assets:
  Cash and cash equivalents...............................    $  1,000         $    241         $    126
  Accounts receivable, net................................         875              999            1,324
  Inventory...............................................       2,851            3,132            3,488
  Other current assets....................................         130               78              189
                                                              --------         --------         --------
     Total current assets.................................       4,856            4,450            5,127
Property and equipment, net...............................       6,131            6,656            7,214
Goodwill..................................................         686              596              528
Other assets..............................................          48               32               51
                                                              --------         --------         --------
     Total assets.........................................    $ 11,721         $ 11,734         $ 12,920
                                                              ========         ========         ========

                                   LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable........................................    $  4,059         $  5,755         $  5,250
  Accrued expenses........................................       2,410            3,096            2,358
  Deferred warranty revenues..............................         588              348              310
  Notes payable and capital lease obligations, current
     portion..............................................         153              235            2,133
                                                              --------         --------         --------
     Total current liabilities............................       7,210            9,434           10,051
Liability for closed store leases.........................         129               57               25
Notes payable and capital lease obligations...............         106              321              235
                                                              --------         --------         --------
     Total liabilities....................................       7,445            9,812           10,311
                                                              --------         --------         --------
Stockholders' Equity:
  Series A 6% Cumulative Convertible Preferred Stock,
     $1,000 par value, 3,960 shares authorized, issued and
     outstanding..........................................       3,960            3,960            3,960
  Series B 6% Cumulative Convertible Preferred Stock,
     $1,000 par value, 1,500 shares authorized, issued and
     outstanding..........................................       1,500            1,500            1,500
  Common stock, $0.01 par value, 5,000,000 shares
     authorized, 3,763,036 shares issued and
     outstanding..........................................          38               38               38
  Paid-in capital.........................................      10,070           10,070           10,100
  Accumulated deficit.....................................     (11,292)         (13,646)         (12,989)
                                                              --------         --------         --------
     Total stockholders' equity...........................       4,276            1,922            2,609
                                                              --------         --------         --------
     Total liabilities and stockholders' equity...........    $ 11,721         $ 11,734         $ 12,920
                                                              ========         ========         ========

  The accompanying notes are an integral part of these consolidated financial statements.

                            NEW WEST EYEWORKS, INC.

                      CONSOLIDATED STATEMENT OF OPERATIONS

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                FISCAL YEAR ENDED                      NINE-MONTHS ENDED
                                    ------------------------------------------   -----------------------------
                                    DECEMBER 25,   DECEMBER 31,   DECEMBER 30,   SEPTEMBER 30,   SEPTEMBER 28,
                                        1993           1994           1995           1995            1996
                                    ------------   ------------   ------------   -------------   -------------
                                                                                         (UNAUDITED)
Net sales..........................   $ 32,964       $ 37,367       $ 40,033        $31,030         $34,043
Cost of Sales......................     17,256         19,675         20,352         15,493          16,847
                                       -------        -------        -------        -------         -------
  Gross Profit.....................     15,708         17,692         19,681         15,537          17,196
Selling, general and administrative
  expenses.........................     16,277         18,978         21,667         15,975          15,977
                                       -------        -------        -------        -------         -------
Operating income (loss)............       (569)        (1,286)        (1,986)          (438)          1,219
Interest income....................          2             53             12             12              --
Interest expense...................        712             55             51             25             145
                                       -------        -------        -------        -------         -------
Income (loss) before income tax
  expense (benefit) extraordinary
  gain and cumulative effect of
  change in accounting principle...     (1,279)        (1,288)        (2,025)          (451)          1,074
Income tax expense (benefit).......       (469)            --             --             --             172
                                       -------        -------        -------        -------         -------
Income (loss) before extraordinary
  gain and cumulative effect of
  change in accounting principle...       (810)        (1,288)        (2,025)          (451)            902
Extraordinary gain from retirement
  of debt, net of tax..............      1,674             --             --             --              --
Cumulative effect of change in
  accounting principle.............        374             --             --             --              --
                                       -------        -------        -------        -------         -------
Net income (loss)..................      1,238         (1,288)        (2,025)          (451)            902
Preferred stock dividends..........       (396)          (328)          (329)          (245)           (245)
                                       -------        -------        -------        -------         -------
Net income (loss) applicable to
  holder of common stock...........   $    842       $ (1,616)      $ (2,354)       $  (696)        $   657
                                       =======        =======        =======        =======         =======
Income (loss) per common and common
  equivalent share:
     Income (loss) before
       extraordinary gain and
       cumulative effect of change
       in accounting principle.....   $  (0.57)      $  (0.43)      $  (0.63)       $ (0.18)        $  0.18
     Extraordinary gain............       0.79             --             --             --              --
     Cumulative effect of change in
       accounting principle........       0.18             --             --             --              --
                                       -------        -------        -------        -------         -------
     Net income (loss).............   $   0.40       $  (0.43)      $  (0.63)       $ (0.18)        $  0.18
                                       =======        =======        =======        =======         =======
Weighted average number of common
  and common equivalent shares
  outstanding......................      2,125          3,736          3,763          3,763           3,763

  The accompanying notes are an integral part of these consolidated financial statements.

                            NEW WEST EYEWORKS, INC.

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                      (IN THOUSAND, EXCEPT SHARE AMOUNTS)

                                                                                       AMOUNTS
                                               SHARES           -----------------------------------------------------
                                        ---------------------                        PAID-IN   ACCUMULATED
                                        PREFERRED    COMMON     PREFERRED   COMMON   CAPITAL     DEFICIT      TOTAL
                                        ---------   ---------   ---------   ------   -------   -----------   --------
BALANCES AT DECEMBER 26, 1992.........                921,007                $  9    $   162    $ (10,518)   $(10,347)
Issuance of warrants..................                                                    95                       95
Dividends accrued on redeemable
  preferred stock.....................                                                               (396)       (396)
Dividends forgiven on redeemable
  preferred stock.....................                                                   252                      252
Collection of stock subscription
  receivable..........................                                                    29                       29
Preferred stock issued upon conversion
  of redeemable preferred stock.......    5,460                  $ 5,460                                        5,460
Common stock issued in exchange for
  reduction in debt and accrued
  dividends...........................                139,286                   1        974                      975
Common stock issued upon exercise of
  warrants............................              1,203,993                  12        (10)                       2
Net income............................                                                              1,238       1,238
                                          -----     ---------     ------      ---    -------     --------     -------
BALANCES AT DECEMBER 25, 1993.........    5,460     2,264,286      5,460       22      1,502       (9,676)     (2,692)
Common stock issued...................              1,498,750                  16      8,568                    8,584
Preferred stock dividends.............                                                               (328)       (328)
Net loss..............................                                                             (1,288)     (1,288)
                                          -----     ---------     ------      ---    -------     --------     -------
BALANCES AT DECEMBER 31, 1994.........    5,460     3,763,036      5,460       38     10,070      (11,292)      4,276
Preferred stock dividends.............                                                               (329)       (329)
Net loss..............................                                                             (2,025)     (2,025)
                                          -----     ---------     ------      ---    -------     --------     -------
BALANCES AT DECEMBER 30, 1995.........    5,460     3,763,036      5,460       38     10,070      (13,646)      1,922
Preferred stock dividends
  (unaudited).........................                                                               (245)       (245)
Issuance of warrants (unaudited)......                                                    30                       30
Net income (unaudited)................                                                                902         902
                                          -----     ---------     ------      ---    -------     --------     -------
BALANCES AT SEPTEMBER 28, 1996
  (unaudited).........................    5,460     3,763,036    $ 5,460     $ 38    $10,100    $ (12,989)   $  2,609
                                          =====     =========     ======      ===    =======     ========     =======

  The accompanying notes are an integral part of these consolidated financial statements.

                            NEW WEST EYEWORKS, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                   FISCAL YEAR ENDED                      NINE-MONTHS ENDED
                                                       ------------------------------------------   -----------------------------
                                                       DECEMBER 25,   DECEMBER 31,   DECEMBER 30,   SEPTEMBER 30,   SEPTEMBER 28,
                                                           1993           1994           1995           1995            1996
                                                       ------------   ------------   ------------   -------------   -------------
                                                                                                              (UNAUDITED)
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES:
  Net income (loss)..................................     $1,238        $ (1,288)      $ (2,025)      $    (451)      $     902
  Adjustments to reconcile net income (loss) to net
    cash from (used in) operating activities:
    Depreciation and amortization....................      1,845           1,614          1,048             763             910
    Provision for closed stores......................         --              --             --              40              --
    Loss on disposal of fixed assets.................         54             133             65              --              --
    Extraordinary gain...............................     (2,500)             --             --              --              --
    Cumulative effect of change in accounting
      principle......................................       (374)             --             --              --              --
    Reduction in goodwill resulting from tax benefit
      of acquisition NOL.............................         88              --             --              --              --
    Interest expenses accrued on unpaid preferred
      stock dividends................................         65              --             --              --              --
    Amortization of debt discount....................         95              --             --              --              --
  Change in assets and liabilities:
    Accounts receivable, net.........................       (310)            (48)          (124)            (95)           (325)
    Inventory........................................       (418)           (515)          (281)           (686)           (356)
    Other current assets.............................        (15)            (34)            52             (21)           (111)
    Deferred offering costs..........................       (929)            929             --              --              --
    Accounts payable.................................      1,217            (680)         1,696           1,290            (505)
    Accrued expenses.................................        108             522            603            (295)           (819)
    Deferred warranty revenues.......................         90              94           (240)           (179)            (38)
    Other assets and liabilities.....................       (104)              6            (72)            (72)            (30)
                                                         -------         -------        -------         -------          ------
    Net cash from (used in) operating activities.....        150             733            722             294            (372)
                                                         -------         -------        -------         -------          ------
CASH FLOWS USED IN INVESTING ACTIVITIES:
  Purchase of property and equipment.................     (1,018)         (3,178)        (1,532)         (1,380)         (1,300)
                                                         -------         -------        -------         -------          ------
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:
  Proceeds from issuance of debt.....................      3,750              --            505             505           2,615
  Payment of debt....................................     (3,031)         (3,222)          (208)           (128)           (895)
  Payment of preferred stock dividends...............         --            (328)          (246)           (164)           (163)
  Net proceeds from issuance of common stock.........         --           8,584             --              --              --
  Redemption of redeemable preferred stock...........         --          (1,752)            --              --              --
  Other..............................................         31              --             --              --              --
                                                         -------         -------        -------         -------          ------
Net cash from financing activities...................        750           3,282             51             213           1,557
                                                         -------         -------        -------         -------          ------
NET INCREASE (DECREASE) IN CASH and CASH
  EQUIVALENTS:.......................................       (118)            837           (759)           (873)           (115)
CASH and CASH EQUIVALENTS, beginning of period.......        281             163          1,000           1,000             241
                                                         -------         -------        -------         -------          ------
CASH and CASH EQUIVALENTS, end of period.............     $  163        $  1,000       $    241       $     127       $     126
                                                         =======         =======        =======         =======          ======
SUPPLEMENTAL CASH FLOW INFORMATION:
  Interest paid......................................     $  311        $     66       $     51       $      25       $     138
  Income taxes paid..................................     $   50        $     65       $     --       $      --       $      --

  The accompanying notes are an integral part of these consolidated financial statements.

                            NEW WEST EYEWORKS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- THE COMPANY AND ITS RECAPITALIZATION:

     New West Eyeworks, Inc. (the Company) operates retail optical stores as well as two optical laboratories and distribution facilities in the Western United States. During 1993 and early 1994, the Company consummated the following transactions in connection with its recapitalization.

JUNIOR BRIDGE LOAN

     On March 26, 1993, the Company entered into a new investment agreement with an officer of the Company as well as certain holders of its then outstanding Series A Redeemable Junior Preferred Stock. Under terms of this agreement, the Company issued $750,000 ($75,000 to an officer of the Company) of its 8% notes (the Junior Bridge Loan) which required quarterly interest payments. The Company also issued warrants to those creditors to purchase 248,917 shares of its common stock (24,941 to an officer of the Company) at an exercise price of $0.002 per share. The fair value of the warrants at the date of issuance was determined by independent valuation to be $0.095 per share. The aggregate warrant value of $23,000 was recorded as a discount against the Junior Bridge Loan to be accreted over the five year term of the loan as incremental interest expense.

     Proceeds from the Junior Bridge Loan were used to repay $250,000 of principal under the Company's then outstanding bank term note and revolving line of credit agreements; to make payments of approximately $122,000 in connection with the settlement of a dispute involving two former employees under which the Company acquired its executive office building and optical laboratory facilities subject to a mortgage with the then principal amount of $228,000; to repay a $100,000 short-term loan extended by an officer of the Company; and for working capital and general corporate purposes.

     Under terms of the new investment agreement, the Company also issued warrants to the holder of its then outstanding Redeemable Cumulative Preferred Stock to purchase 33,906 shares of common stock at an exercise price of $0.002 per share in exchange for the stockholder's consent to the Junior Bridge Loan, a waiver of certain defaults under the original Redeemable Cumulative Preferred Stock purchase agreement and the stockholder's agreement to forego accrued dividends and interest of approximately $252,000 (such forgiven dividends and interest have been recorded by the Company as a capital contribution). The fair value of such warrants at the date of issuance was determined by independent valuation to be $0.095 per share. In connection with obtaining the stockholder's consent to the Junior Bridge Loan, the Company also decreased the exercise price of previously existing warrants held by the stockholder to purchase 195,612 shares of common stock from $0.613 to $0.002. The fair value of such warrants at the date of the reduction in exercise price was determined by independent valuation to be $0.095 per share. The aggregate value of the new warrants as well as the reduction in the exercise price of existing warrants of $20,000 was also recorded as a discount against the Junior Bridge Loan to be accreted over the five year term of the loan as incremental interest expense.

SENIOR BRIDGE LOAN

     On September 16, 1993, the Company consummated a series of transactions under which it borrowed $2,900,000 from one of the holders of its then outstanding Series A Redeemable Junior Preferred Stock (the Senior Bridge Loan). Under the terms of the related agreement, the Senior Bridge Loan was due on September 16, 1994, and had an annual effective interest rate of 25%. The Company also issued warrants to the stockholder to purchase 63,737 shares of common stock at an exercise price of $0.003 per share. The fair value of warrants at the date of issuance was determined by independent valuation to be $0.816 per share. The aggregate warrant value of $52,000 was recorded as a discount against the Senior Bridge Loan to be accreted over the one year term of the loan as incremental interest expense. The proceeds of the Senior Bridge Loan were used primarily to retire in full for $2,000,000 the Company's then outstanding aggregate balance of

                            NEW WEST EYEWORKS, INC.

NOTE 1 -- THE COMPANY AND ITS RECAPITALIZATION: (CONTINUED)

SENIOR BRIDGE LOAN (CONTINUED)

$4,500,000 under the bank term note and revolving line of credit agreements. The resulting gain of $1,674,000 (which is net of incremental costs incurred to effect the debt restructuring of $209,000 and income taxes of $617,000) has been reflected in the accompanying consolidated statement of operations as an extraordinary gain.

STOCK SPLIT

     On October 7, 1993, the Company's Board of Directors approved a 163.0101-for-1 stock split, which stock split became effective prior to the Company's initial public offering of its common stock described below. The stock split has been reflected in the accompanying consolidated financial statements as if it had occurred at the beginning of fiscal 1993.

CHANGES IN CAPITAL STRUCTURE

     On December 20, 1993, the Company amended its Certificate of Incorporation to increase the number of authorized shares of common stock from 13,500 to 5,000,000 and to authorize the issuance of 3,960 shares of Series A and 1,500 shares of Series B $1,000 par value Cumulative Convertible Preferred Stock. The Cumulative Convertible Preferred Stock is redeemable by the Company at par value plus accrued but unpaid dividends; however, Series B shares cannot be redeemed while any Series A shares are outstanding. Additionally, prior to August 1, 1996, Series B shares could not be redeemed without the consent of the holders of such shares. Holders of Cumulative Convertible Preferred Stock may convert their shares into shares of the Company's common stock beginning August 1, 1996. The number of common shares issuable upon conversion is determined by dividing the par value of outstanding Cumulative Convertible Preferred Stock by 120% of the initial public offering price of $7.00 per share, subject to adjustment.

CONVERSION OF REDEEMABLE PREFERRED STOCK

     As of December 20, 1993, 3,960 shares of the then outstanding Redeemable Cumulative Preferred Stock were converted on a one-for-one basis into the newly-authorized shares of Series A Cumulative Convertible Preferred Stock and 1,500 shares of the then outstanding Series A Redeemable Junior Preferred Stock were converted on a one-for-one basis into the newly authorized shares of Series B Cumulative Convertible Preferred Stock.

EXCHANGE OF INDEBTEDNESS AND ACCRUED DIVIDENDS

     As of December 20, 1993, the Company issued 71,429 shares of its common stock in exchange for a $500,000 reduction in the principal amount of the Senior Bridge Loan; 57,143 shares of common stock to holders of the then outstanding Redeemable Cumulative Preferred Stock in exchange for a $400,000 reduction in accrued dividends; and 10,714 shares of common stock to an officer of the Company in exchange for the retirement of $75,000 in the principal amount of the Junior Bridge Loan.

EXERCISE OF WARRANTS

     During the last month of fiscal 1993, all existing warrants for the Company's common stock were exercised at prices ranging from $0.002 to $0.003 per share. As a result of these exercises, the Company issued 1,203,993 shares of its common stock generating proceeds of $2,000.

                            NEW WEST EYEWORKS, INC.

NOTE 1 -- THE COMPANY AND ITS RECAPITALIZATION: (CONTINUED)

INITIAL PUBLIC OFFERING

     On December 23, 1993, the Company's initial Registration Statement on Form S-1 was declared effective by the Securities and Exchange Commission for the purpose of offering 1,375,000 shares of its common stock at a price of $7.00 per share. An additional 123,750 shares were sold on January 20, 1994, when the underwriters of the initial public offering exercised their over-allotment option. Aggregate net offering proceeds to the Company were approximately $8,584,000.

     Proceeds from the offering were used by the Company to repay outstanding principal and interest on the Junior Bridge Loan and the Senior Bridge Loan of $691,000 and $2,611,000, respectively; to redeem the outstanding shares of the then outstanding Redeemable Cumulative Preferred Stock together with accrued dividends and related interest aggregating $1,408,000; and to pay accrued dividends and interest on the then outstanding Series A Redeemable Junior Preferred Stock aggregating $344,000. Remaining proceeds were used for the Company's store expansion program, optical laboratory equipment, and other general corporate purposes.

NOTE 2  SIGNIFICANT ACCOUNTING POLICIES:

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PRINCIPLES OF CONSOLIDATION

     The accompanying financial statements include the accounts of the Company and its wholly-owned subsidiary, Alexis Holdings, Inc. All significant intercompany accounts and transactions have been eliminated.

CHANGE IN ACCOUNTING PRINCIPLE

     Effective December 27, 1992, the Company adopted, on a prospective basis, Statement of Financial Accounting Standards No. 109, Accounting for Incomes Taxes (SFAS 109). The adoption of SFAS 109 changes the Company's method of accounting for income taxes from the deferred method to an asset and liability approach. Previously, the Company deferred the past tax effects of timing differences between financial reporting and taxable income. The asset and liability approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities.

     Under SFAS 109, assets and liabilities acquired in purchase business combinations are assigned their fair values assuming equal tax bases, and deferred taxes are provided for lower or higher tax bases. Under the Company's previous accounting method, values were assigned net-of-tax. In adopting SFAS 109, the Company adjusted the carrying amount of property and equipment obtained in its 1988 acquisition of Western States Optical (WSO). The adjustments to the December 27, 1992, balance sheet to adopt SFAS 109 totalled $374,000 and relate to the increase in the carrying amount of property and equipment acquired from WSO in 1988. This adjustment was recorded in the first quarter of 1993 and is reflected in net income for the year as the cumulative effect of a change in accounting principle. The loss before income tax benefit, extraordinary gain and cumulative effect adjustment for the years ended December 31, 1994, and December 25, 1993, was

                            NEW WEST EYEWORKS, INC.

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)

CHANGE IN ACCOUNTING PRINCIPLE (CONTINUED)

increased by $138,000 and $236,000, respectively, to reflect depreciation expense during the year related to the previously mentioned increase in carrying value.

FISCAL YEAR

     The Company's fiscal year ends on the last Saturday of the calendar year. Fiscal years 1995 and 1993 reflect periods of 52 weeks while fiscal year 1994 reflects a period of 53 weeks.

REVENUE RECOGNITION

     Revenues are recognized at the time of customer order. Revenues from separately priced warranty contracts are deferred and recognized on a pro rata basis over the contract period.

STORE OPENING COSTS

     The Company expenses store opening costs as incurred.

ADVERTISING COSTS

     Effective January 1, 1995, the Company adopted American Institute of Certified Public Accountants Statement of Position No. 93-7, Reporting on Advertising Costs (the "Statement"). In accordance with the Statement, the Company recognizes advertising production costs in the period in which the related advertisement first takes place. Advertising communication costs such as television air time and newspaper advertising space are recognized as the related services are received. All other costs are expensed as incurred. The adoption of the Statement during 1995 did not have a material impact on the Company's financial condition or results of operations. Advertising expenses totaling $4,136,000, $3,392,000, and $2,552,000 for the years 1995, 1994, and
1993, respectively.

CASH AND CASH EQUIVALENTS

     The Company considers liquid investments with an original maturity of three months or less to be cash equivalents.

ACCOUNTS RECEIVABLE

     Accounts receivable are primarily comprised of amounts due from insurance carriers on sales where the Company has accepted an assignment of insurance benefits from the customer. The reported balances are net of an allowance for doubtful accounts of $160,000 and $186,000 at December 30, 1995, and December 31, 1994, respectively.

INVENTORY AND COST OF SALES

     Inventory primarily consists of the direct material cost of eyeglass frames, contact lenses, ophthalmic lenses and optical laboratory supplies and is stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

     Cost of sales includes the cost of merchandise sold during the period, optical laboratory costs directly related to manufacturing eyeglasses, store occupancy expenses, and depreciation expense relating to store and optical laboratory fixtures and equipment.

                            NEW WEST EYEWORKS, INC.

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets which range from five to ten years. Major improvements are capitalized while repairs which do not extend the useful life of the asset are expensed.

GOODWILL

     Goodwill relating to the 1988 acquisition of Western States Optical is being amortized for financial statement purposes on a straight-line basis over a period of fifteen years. The reported balance is net of accumulated amortization of $669,000 and $579,000 at December 30, 1995, and December 31, 1994,
respectively. The Company evaluates the possibility of goodwill impairment when events or changes in economic circumstances indicate that the related carrying amount may not be recoverable.

INCOME (LOSS) PER COMMON AND COMMON EQUIVALENT SHARE

     Income (loss) per common and common equivalent share is computed using the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares consist of warrants and options using the treasury stock method. Common equivalent shares are excluded from the computation if their effect is anti-dilutive except that, pursuant to the requirements of the Securities and Exchange Commission, common equivalent shares relating to warrants issued during the twelve month period prior to the initial public offering (See Note 1) are included in the computations for all periods presented.

UNAUDITED INTERIM FINANCIAL STATEMENTS

     The interim consolidated financial statements as of September 28, 1996 and for the nine-month periods ended September 30, 1995 and September 28, 1996 are unaudited. In the opinion of management, such interim consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the Company's consolidated financial position as of September 28, 1996 and the consolidated results of operations and cash flows for the periods ended September 30, 1995 and September 28, 1996. The interim results of operations are not necessarily indicative of results which may occur for the full year.

NOTE 3 -- STORE CLOSURES:

     The Company closed ten of its retail outlets operated in a chain of department stores in Arizona at the end of the first quarter of 1995. Costs of closing these retail outlets, including remaining lease payments for periods subsequent to April 1, 1995, equipment write-downs and other related costs, approximated $300,000 and are included in cost of sales, and selling, general and administrative expenses for the year ending December 31, 1994.

     The Company closed three of its retail outlets during of the first quarter of 1996. Estimated costs of closing these retail outlets, including remaining lease payments, equipment write-downs and other related costs, approximated $50,000 and are included in cost of sales, and selling, general and administrative expenses for the year ending December 30, 1995.

                            NEW WEST EYEWORKS, INC.

NOTE 4 -- PROPERTY, EQUIPMENT AND LEASES:

     Property and equipment consists of the following, in thousands:

                                                                 DECEMBER 30,     DECEMBER 31,
                                                                     1995             1994
                                                                 ------------     ------------
    Store fixtures and equipment...............................    $ 10,385         $  9,888
    Laboratory fixtures and equipment..........................       1,843            1,632
    Other fixtures and equipment...............................       1,971            1,793
    Building and improvements..................................         638              517
    Construction in progress...................................          28
                                                                 ------------     ------------
                                                                     14,865           13,830
    Less: accumulated depreciation.............................      (8,209)          (7,699)
                                                                 ------------     ------------
                                                                   $  6,656         $  6,131
                                                                 ============     ============

     The Company leases substantially all of its store facilities under operating leases which expire at various dates through 2002. Certain leases require payment of property taxes, utilities, common area maintenance and insurance as well as additional rent if sales exceed specified amounts. Total rent expense incurred during 1995, 1994 and 1993 approximated $5,000,000, $5,000,000 and $4,300,000, respectively, including additional rent expense of $889,000, $930,000 and $843,000, respectively. At December 30, 1995, future minimum annual rental commitments under noncancelable operating leases were as follows, in thousands:

            1996.......................................................  $ 3,085
            1997.......................................................    2,706
            1998.......................................................    2,376
            1999.......................................................    1,724
            2000.......................................................    1,017
            Thereafter.................................................    1,447
                                                                         -------
                                                                         $12,355
                                                                         =======

NOTE 5 -- NOTES PAYABLE:

     Notes payable consist of the following, in thousands:

                                                                 DECEMBER 30,     DECEMBER 31,
                                                                     1995             1994
                                                                 ------------     ------------
    Capital lease obligations..................................      $505             $134
    Mortgage note payable, interest at 10.75%, interest and
      principal payments of $7,000 due monthly until maturity
      on August 1, 1996, secured by executive office building
      and optical
      laboratory facilities....................................        51              125
                                                                   ------           ------
    Total debt.................................................       556              259
    Less: current portion......................................       235              153
                                                                   ------           ------
    Total long-term debt.......................................      $321             $106
                                                                   ======           ======

     In August 1995, the Company sold certain equipment for an aggregate sales price of $505,000 and simultaneously leased the equipment back over a term of three years with monthly payments of $16,000. The sale was recorded as a financing transaction with no associated gain or loss recognized. The equipment

                            NEW WEST EYEWORKS, INC.

NOTE 5 -- NOTES PAYABLE: (CONTINUED)

includes modular fixtures, optical equipment and manufacturing equipment purchased by the Company in late 1994 and early 1995.

     To fund the Company's expansion and advertising needs in early 1996, two bridge loans were executed with Mesirow Partners VI, a common and preferred stockholder, and Ronald Weinberg, Chairman of the Board, totaling $700,000. The loans mature on April 30, 1996, bear interest at an annual rate of 15% and are secured by a deed of trust on the Company's executive office building and optical laboratory facilities in Tempe, Arizona.

     The Company believes that cash flow from operations, lease financing and shareholder loans will be sufficient to fund its working capital needs and store expansion program in 1996. However, there can be no assurances that the Company will meet its sales targets or obtain additional financing, in which case the Company will not have sufficient funds to satisfy its working capital needs and fund its store expansion program.

NOTE 6 -- COMMON STOCK AND WARRANTS:

     In connection with the initial public offering, the Company sold warrants to its primary underwriter and two individuals at a nominal price. The warrants, which are exercisable for a four-year period commencing December 23, 1994, entitle the holders to purchase a total of 106,563 shares of the Company's common stock at an exercise price of 125% of the initial public offering price of $7.00 per share ($8.75 per share).

     In October 1993, the Company established the New West Eyeworks 1993 Stock Option Plan (the 1993 Plan) which provides for grants to eligible employees and directors of options to purchase an aggregate of 200,000 shares of the Company's common stock. Option awards vest evenly over a three-year period and are exercisable for up to ten years. Changes during 1994 and 1995 in options outstanding were as follows:

                                                                              AVERAGE OPTION
                                                                  SHARES      PRICE PER SHARE
                                                                  -------     ---------------
    Outstanding December 25, 1993:                                  --
      Granted in fiscal 1994....................................  108,500          $7.00
                                                                  -------
    Outstanding December 31, 1994:..............................  108,500
      Granted in fiscal 1995....................................   99,500          $4.10
      Cancelled in fiscal 1995..................................  (76,500)         $4.99
                                                                  -------
    Outstanding December 30, 1995:..............................  131,500
                                                                  =======
    Options exercisable at December 30, 1995....................   58,000
                                                                  =======

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 123, Accounting for Stock-Based Compensation (SFAS123). The Company will adopt only the disclosure provision of SFAS123 in 1996.

NOTE 7 -- INCOME TAXES:

     As of December 30, 1995, the Company had net operating loss carryforwards of $7.7 million and $6.9 million for regular tax and alternative minimum tax purposes, respectively, which begin to expire in 2006. The initial public offering described in Note 1 caused the Company to experience an ownership change as defined by Section 382(g) of the Internal Revenue Code. As a result, there will be an annual limitation of approximately $1.0 million on the amount of net operating loss carryforwards generated prior to the ownership change which can be utilized to offset the Company's future taxable income. Additionally, capital share

                            NEW WEST EYEWORKS, INC.

NOTE 7 -- INCOME TAXES: (CONTINUED)

transactions among existing shareholders during 1995 may further limit the Company's ability to utilize its operating loss carryforwards. Future transactions involving the Company's stock (or rights to acquire such stock) could also cause an ownership change resulting in additional restrictions on the Company's ability to utilize its net operating loss carryforwards after the date of such ownership change.

     The Company's deferred tax assets consist of the following, in thousands:

                                                                 DECEMBER 30,     DECEMBER 31,
                                                                     1995             1994
                                                                 ------------     ------------
    Net operating loss carryforwards...........................    $  2,611         $  1,724
    Property and equipment.....................................         363              354
    Deferred warranty revenues.................................         118              200
    Other......................................................         360              426
                                                                    -------          -------
    Deferred tax assets........................................       3,452            2,704
    Less: valuation allowance..................................      (3,452)          (2,704)
                                                                    -------          -------
    Net deferred tax assets....................................    $     --         $     --
                                                                    =======          =======

     As a result of historical operating losses, the Company has reserved its net deferred tax assets as of December 30, 1995, and December 31, 1994.

     For the year ended December 25, 1993, the Company's results included a pre-tax operating loss of $1,279,000 and a pre-tax extraordinary gain of $2,291,000 relating to the retirement of debt. The pre-tax loss generated a $469,000 income tax benefit. The extraordinary gain is shown net of income taxes of $617,000 which represent a $469,000 charge relating to the tax benefit generated by the 1993 operating loss, an $88,000 charge relating to the tax benefits attributable to the utilization of a net operating loss carryforward generated by a subsidiary prior to its acquisition by the Company which was recorded as a reduction in goodwill and $60,000 of actual federal and state income taxes. Remaining taxes applicable to the extraordinary gain were eliminated by the application of net operating loss carryforwards.

NOTE 8 -- EMPLOYEE BENEFIT PLAN:

     The Company established the New West Eyeworks, Inc. Profit Sharing and 401(k) Savings Plan (the Plan) for the benefit of employees (participants) who meet certain age and eligibility requirements. The Plan provides for discretionary profit sharing contributions as well as employer matching contributions on participants' pre-tax savings deferrals. A profit sharing contribution was not made in 1995, 1994, or 1993; however, employer matching contributions approximated $97,000, $71,000, and $38,000 in 1995, 1994 and 1993,
respectively.

NOTE 9 -- RELATED PARTY TRANSACTIONS:

     The Company is a party to an expense sharing arrangement whereby it pays an entity owned by an officer of the Company for certain services provided by such entity for the Company and as reimbursement for certain expenses incurred directly on behalf of the Company. The aggregate amount of the payments by the

                            NEW WEST EYEWORKS, INC.

NOTE 9 -- RELATED PARTY TRANSACTIONS: (CONTINUED)

Company to such entity, including expenses incurred directly on behalf of the Company, were approximately $136,000, $140,000 and $117,000 in 1995, 1994 and
1993, respectively.

     A director of the Company is a partner in a law firm which provides legal services to the Company.

NOTE 10 -- COMMITMENTS AND CONTINGENCIES:

     As a result of the settlement agreement entered into between the Company and Saatchi & Saatchi North America, Inc. the Company agreed to pay Saatchi & Saatchi $1.0 million. $250,000 was paid in late February 1996. The balance of $750,000 is to be paid in seven installments of $107,142.85 by April 30, May 31, June 28, July 31, August 30, September 30, and October 31, 1996. These costs are reflected in accounts payable and accrued expensed in the accompanying consolidated balance sheet as of December 30, 1995.

     From time to time, the Company is involved in legal matters which are incidental to its operations. In the opinion of management, the ultimate resolution of these matters is not anticipated to have a material adverse effect on the Company's financial condition or results of operations.

NOTE 11 -- SUBSEQUENT EVENTS (UNAUDITED):

     In June 1996, the Company secured a $2.0 million bank revolving line of credit. The two bridge loans totaling $700,000 referred to in Note 5 were retired with the proceeds from the line of credit. The line of credit matures on May 31, 1997, and is secured by substantially all of the Company's assets, including the Company's executive office building and optical laboratory in Tempe, Arizona, but excluding furniture, fixtures, and equipment. The loan bears interest on the principal balance outstanding from time to time at a rate equal to the lending bank's prime rate plus 2.0% per annum, and is due and payable monthly. The loan is also secured by guarantees from Mesirow Capital Partners V and Mesirow Capital Partners VI, each a preferred stockholder, and Ronald E. Weinberg, Chairman of the Board. Barry J. Feld, President and Chief Executive Officer, agreed to share in the obligations of the guarantors. William P. Sutter, Jr. is an officer of the corporate general partner of Mesirow Capital Partners V and VI and a director of the Company.

     The Company was not in compliance with certain financial covenants contained in the line of credit agreement at June 29, 1996, September 28, 1996 and December 28, 1996. The credit agreement was amended effective October 24, 1996 and January 14, 1997, and the Company believes that it is now in compliance with all covenants contained in the agreement. There can be no assurance that the Company will not require additional waivers in the future or, if required, that the lenders will grant them.

     In exchange for the guarantee of the Company's obligations under its line of credit by such officers and shareholders, the Company issued warrants to them to purchase, in the aggregate, 50,000 shares of the Company's common stock at a price per share of $6.11, subject to customary anti-dilution adjustments. The value of the warrants, which was determined by independent valuation to be $0.57 per share, is reflected on the September 28, 1996 balance sheet in other assets and paid-in capital and will be amortized over the life of the loan.

     In December 1996, the Company entered into a bridge loan for $350,000 with The Second National Bank of Warren (Ohio). The loan matures on June 2, 1997 and bears interest at a rate equal to the lending bank's prime rate plus 1.5% per annum, payable upon maturity. The loan is guaranteed by Ronald E. Weinberg, Chairman of the Board. The Company has paid Mr. Weinberg $7,500 in exchange for his guaranty of the loan and has agreed to consider further compensation if the Company fails to repay the loan upon its maturity. Norman C. Harbert, a director of the Company, is also a director of Second Bancorp Inc., the parent holding company for The Second National Bank of Warren (Ohio).

[VARIOUS PHOTOGRAPHS OF GLASSES AND STORE INTERIORS.]

[NEW WEST EYEWORKS LOGO.]

===============================================================================

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDERS OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER, SOLICITATION OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATES AS OF WHICH INFORMATION IS FURNISHED OR THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information................... iii
Information Incorporated by Reference... iii
Prospectus Summary......................   1
Risk Factors............................   5
Use of Proceeds.........................   9
Price Range of Common Stock and
  Dividends.............................  10
Dilution................................  10
Capitalization..........................  11
Selected Financial and Operating Data...  12
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations............................  13
Business................................  21
Management..............................  29
Principal and Selling Stockholders......  32
Certain Transactions....................  34
Description of Capital Stock............  35
Underwriting............................  37
Legal Matters...........................  38
Experts.................................  38
Index to Consolidated Financial
  Statements............................ F-1

===============================================================================


===============================================================================

                               NEW WEST EYEWORKS
                                    [LOGO]

                                1,600,000 SHARES
                                  COMMON STOCK

                          ---------------------------
                                   PROSPECTUS
                          ---------------------------

                             FAHNESTOCK & CO. INC.

                            MESIROW FINANCIAL, INC.

                                           , 1997

===============================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The Registrant estimates that expenses payable by the Registrant in connection with the offering described in this registration statement (other than underwriting discounts and commissions) will be as follows:


     Securities and Exchange Commission registration fee.................... $  3,975.52
     NASD filing fee........................................................ $  1,640.80
     NASDAQ filing fee...................................................... $  7,500.00
     Pacific Stock Exchange Listing Fee..................................... $  2,800.00
     Printing and engraving expenses........................................ $150,000.00
     Accounting fees and expenses........................................... $ 85,000.00
     Legal fees and expenses................................................ $135,000.00
     Fees and expenses (including legal fees) for qualification under state securities laws...................................................... $ 50,000.00
     Miscellaneous.......................................................... $ 89,083.68
                                                                             -----------
     Total.................................................................. $525,000.00
                                                                             ===========


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Reference is made to Section 102(b)(7) of the Delaware General Corporation Law, as amended (the "DGCL"), which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director's fiduciary duty, except (1) for any breach of the director's duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (4) for any transaction from which a director derived an improper personal benefit. The Registrant's Amended and Restated Certificate of Incorporation, a copy of which is filed as Exhibit 3.1 to the Registrant's S-1 Registration Statement filed with the Securities and Exchange Commission (File No. 33-71330), contains provisions permitted by Section 102(b)(7) of the DGCL.

     Reference also is made to Section 145 of the DGCL, which permits a corporation to indemnify any persons, including officers and directors, who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, for criminal proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director actually and reasonably incurred.

     The Certificate of Incorporation of the Registrant provides for the indemnification of directors and officers of the Registrant to the fullest extent permitted by the DGCL. At present, there is no pending litigation or proceeding involving a director or officer of the Registrant as to which indemnification is being sought, nor is any Registrant aware of any threatened litigation that may result in claims for indemnification by any officer or director.

     Pursuant to the Underwriting Agreement to be filed by amendment as Exhibit 1.1, to this Registration Statement, the underwriters have agreed to indemnify the directors, officers and controlling persons of the Registrant against certain civil liabilities that may be incurred in connection with this offering, including certain liabilities under the Securities Act of 1933, as amended (the "Securities Act").

ITEM 16.  EXHIBITS

     See the Exhibit Index following the signature page to this Registration Statement.

ITEM 17.  UNDERTAKINGS

     (a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cleveland, State of Ohio, on January 31, 1997.


                                        NEW WEST EYEWORKS, INC.

                                        By: RONALD E. WEINBERG*
                                           ------------------------------------
                                           Ronald E. Weinberg, Chairman of the
                                            Board


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



              NAME                                      TITLE                              DATE
---------------------------------  ------------------------------------------------  -----------------

    RONALD E. WEINBERG*            Chairman of the Board, and Treasurer              January 31, 1997
---------------------------------
    Ronald E. Weinberg

    BARRY J. FELD*                 Chief Executive Officer, President and Director   January 31, 1997
---------------------------------
    Barry J. Feld

/s/ BYRON S. KRANTZ                Secretary and Director                            January 31, 1997
---------------------------------
    Byron S. Krantz

/s/ DARIUS J. DITALLO              Vice President -- Finance and Administration      January 31, 1997
---------------------------------  (Principal Financial and Accounting Officer)
    Darius J. DiTallo

    DONALD M. GLEKLEN*             Director                                          January 31, 1997
---------------------------------
    Donald M. Gleklen

    NORMAN C. HARBERT*             Director                                          January 31, 1997
---------------------------------
    Norman C. Harbert

    LARRY I. POLLOCK*              Director                                          January 31, 1997
---------------------------------
    Larry I. Pollock

    WILLIAM P. SUTTER, JR.*        Director                                          January 31, 1997
---------------------------------
    William P. Sutter, Jr.

*By: /s/ BYRON S. KRANTZ
     ----------------------------
            Byron S. Krantz
            Attorney-in-fact

                                 EXHIBIT INDEX


 1.1    Form of Underwriting Agreement (Previously filed with this S-2 Registration
        Statement)

 4.1    Specimen Common Stock Certificate (Incorporated by reference to the Company's S-1
        Registration Statement as filed with the Securities and Exchange Commission (File No.
        33-71330))

 4.2    Representative's Warrants and Warrant Agreement (Incorporated by reference to the
        Company's S-1 Registration Statement as filed with the Securities and Exchange
        Commission (File No. 33-71330))

 4.3    Registration Rights Agreement between Registrant and MEDIQ ISI and amendments thereto
        (Incorporated by reference to the Company's S-1 Registration Statement as filed with the Securities and Exchange Commission (File No. 33-71330))

 4.4    Registration Rights Agreement among Registrant, the Mesirow Group and certain other stockholders and amendments thereto (Incorporated by reference to the Company's S-1
        Registration Statement as filed with the Securities and Exchange Commission (File No.
        33-71330))

 4.5    MEDIQ Registration Rights Letter Agreement and amendments thereto (Incorporated by reference to the Company's S-1 Registration Statement as filed with the Securities and Exchange Commission (File No. 33-71330))

 4.6    Amendment No. 2 dated November 2, 1993 to the Registration Rights Agreement dated
        August 5, 1988 by and between the Registrant and MEDIQ ISI (Incorporated by reference to the Company's 10-K for the fiscal year ended 1993)

 4.7    Amended and Restated Registration Rights Agreement by and between the Company and
        MEDIQ ISI dated April 21, 1995 (Incorporated by reference to the Company's 10-Q for the quarterly period ended September 30, 1995)

 4.8    Warrant to Purchase Common Stock of the Registrant issued on June 10, 1996
        (Incorporated by reference to the Form 8-K filed by the Company on June 17, 1996)

 4.9    Letter to Ronald E. Weinberg containing First Amendment to Warrant to Purchase Common
        Stock of the Registrant, dated December 19, 1996 (Previously filed with this S-2
        Registration Statement)

 4.10   Form of Letter containing First Amendment to Representative's Warrant, dated December
        19, 1996 (Previously filed with this S-2 Registration Statement)

 4.11   Form of Representative's Warrant Agreement between the Registrant and Fahnestock &
        Co. Inc.

 5.1    Form of Opinion of Kohrman Jackson & Krantz P.L.L.

10.1    Employment Agreement, effective as of August 1, 1993, between the Registrant and
        Barry Feld (Incorporated by reference to the Company's S-1 Registration Statement as filed with the Securities and Exchange Commission (File No. 33-71330))

10.2    Employment Agreement, effective as of August 1, 1993, between the Registrant and
        Ronald E. Weinberg (Incorporated by reference to the Company's S-1 Registration
        Statement as filed with the Securities and Exchange Commission (File No. 33-71330))

10.3    Master Lease Agreement dated April 26, 1983 between Fred Meyer, Inc. and Western
        States Optical, Inc. (predecessor in interest of Registrant) and amendments thereto
        (Incorporated by reference to the Company's S-1 Registration Statement as filed with the Securities and Exchange Commission (File No. 33-71330))

10.4    Agreement dated August 4, 1988 among Fred Meyer, Inc., MEDIQ Incorporated and
        Registrant (Incorporated by reference to the Company's S-1 Registration Statement as filed with the Securities and Exchange Commission (File No. 33-71330))

10.5    Guarantee dated August 4, 1988 by MEDIQ Incorporated to Fred Meyer, Inc.
        (Incorporated by reference to the Company's S-1 Registration Statement as filed with the Securities and Exchange Commission (File No. 33-71330))

10.6    $250,000 Letter of Credit dated November 1, 1990, of Bank One, Columbus, NA, as extended (Incorporated by reference to the Company's S-1 Registration Statement as filed with the Securities and Exchange Commission (File No. 33-71330))

10.7    Industrial Lease dated July 22, 1991, between O.W.N. Properties, Inc. and Western
        States Optical, Inc. (predecessor in interest of Registrant) and amendments thereto
        (Incorporated by reference to the Company's S-1 Registration Statement as filed with the Securities and Exchange Commission (File No. 33-71330))

10.8    Form Optometrists' Sublease (Incorporated by reference to the Company's S-1
        Registration Statement as filed with the Securities and Exchange Commission (File No.
        33-71330))

10.9    Notice of Registration Letter to MEDIQ and MEDIQ ISI dated November 2, 1993, as amended (including Exhibit B only, other exhibits included elsewhere) (Incorporated by reference to the Company's S-1 Registration Statement as filed with the Securities and Exchange Commission (File No. 33-71330))

10.10   Notice of Registration Letter to the Mesirow Group dated November 2, 1993, as amended
        (including Exhibit B only, other exhibits included elsewhere) (Incorporated by reference to the Company's S-1 Registration Statement as filed with the Securities and Exchange Commission (File No. 33-71330))

10.11   Business Loan Agreement dated as of December 16, 1994 between Bank of America,
        Arizona, and the Registrant (Incorporated by reference to the Company's Form 10-K for the fiscal year ended 1996)

10.12   Master Lease (Incorporated by reference to the Company's 10-Q for the quarterly period ended September 30, 1995)

10.13   Open-End Promissory Note, dated January 16, 1996, from Mesirow Capital Partners VI
        (Incorporated by reference to the Company's Form 10-Q for the quarterly period ended
        March 30, 1996)

10.14   Open-End Promissory Note, dated January 16, 1996, from Ronald E. Weinberg
        (Incorporated by reference to the Company's Form 10-Q for the quarterly period ended
        March 30, 1996)

10.15   Note, dated June 10, 1996, executed by the Registrant in favor of U.S. Bank of
        Washington, National Association (Previously filed with this S-2 Registration
        Statement)

10.16   Deed of Trust, dated May 31, 1996, executed by Alexis Holding Company, Inc., in favor of U.S. Bank of Washington, National Association (Previously filed with this S-2
        Registration Statement)

10.17   Guaranty, Contribution and Indemnification Agreement, dated June 10, 1996 among the
        Registrant, Ronald E. Weinberg, Barry Feld, Mesirow Capital Partners V and Mesirow
        Capital Partners VI (Incorporated by reference to the Form 8-K filed by the Company on June 17, 1996)

10.18   Credit Agreement between U.S. Bank of Washington, National Association, dated June
        10, 1996 (Incorporated by reference to the Form 8-K filed by the Company on June 17,
        1996)

10.19   First Amendment to Credit Agreement between U.S. Bank of Washington, National
        Association and the Registrant, dated September 16, 1996 (Previously filed with this
        S-2 Registration Statement)

10.20   Second Amendment to Credit Agreement between U.S. Bank of Washington, National
        Association and the Registrant, dated October 24, 1996 (Previously filed with this
        S-2 Registration Statement)

10.21   New West Eyeworks, Inc. Amended & Restated Stock Option Plan, dated February 16, 1996
        (Incorporated by reference to the Company's S-8 filed on June 26, 1996)

10.22   Letter to FLAG Partners from the Registrant, dated December 19, 1996 (Previously filed with this S-2 Registration Statement)

10.23   Letter to Barry Feld from the Registrant, dated December 19, 1996 (Previously filed with this S-2 Registration Statement)

10.24   Letter to Donald M. Gleklen from the Registrant, dated December 19, 1996 (Previously filed with this S-2 Registration Statement)

10.25   Letter to Mesirow Capital Partners II, III, IV, V, and VI from the Registrant, dated
        December 19, 1996 (Previously filed with this S-2 Registration Statement)

10.26   Security Agreement executed by the Registrant for the benefit of U.S. Bank of
        Washington, National Association, dated June 10, 1996 (Previously filed with this S-2
        Registration Statement)

10.27   Third Amendment to Credit Agreement between U.S. Bank of Washington, National
        Association and the Registrant, dated January 14, 1997 (Previously filed with this
        S-2 Registration Statement)

10.28   Loan Agreement between The Second National Bank of Warren (Ohio) and the Registrant,
        dated December 24, 1996 (Previously filed with this S-2 Registration Statement)

10.29   Letter to Ronald E. Weinberg from the Registrant, dated January 17, 1997 (Previously filed with this S-2 Registration Statement)

10.30   Amendment to Employment Agreement between Ronald E. Weinberg and the Registrant, dated January 1, 1997 (Previously filed with this S-2 Registration Statement)

10.31   Amendment to Employment Agreement between Barry J. Feld and the Registrant, dated
        January 1, 1997 (Previously filed with this S-2 Registration Statement)

21.1    Subsidiaries of the Registrant (Incorporated by reference to the Company's S-1
        Registration Statement as filed with the Securities and Exchange Commission (File No.
        33-71330))

23.1    Consent of Price Waterhouse LLP

23.2    Consent of Kohrman Jackson & Krantz P.L.L. is located in its legal opinion, which can be found in Exhibit 5.1

24.1    Reference is made to the Signatures section of this Report for the Power of Attorney contained therein (Previously filed with this S-2 Registration Statement)